UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Annual Period Ended December 31, 2025

GROUNDFLOOR FINANCE INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11188 (Common Shares); 024-12013 (LROs)

Georgia	46-3414189
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1201 Peachtree Street NE, Suite 1104-400 Atlanta, GA (Address of principal executive offices)	30361 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

Common Shares, Limited Recourse Obligations
(Title of each class of securities issued pursuant to Regulation A)

Groundfloor Finance Inc.

form 1-k

Fiscal Year Ending 2025

March 31, 2026

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” filed on Form 1-A dated March 12, 2026, and qualified March 25, 2026. Please see this filing on EDGAR.

MANAGEMENT DISCUSSION AND ANALYSIS

See section titled “Management Discussion and Analysis” below.

Directors and officers

We incorporate by reference the section titled “Management” Form 1-A dated March 12, 2026, and qualified March 25, 2026. Please see this filing on EDGAR.

Security ownership of management and certain securityholders

We incorporate by reference the section titled “Principal Shareholders,” Form 1-A dated March 12, 2026, and qualified March 25, 2026. Please see this filing on EDGAR.

Interest of management and others in certain transactions

We incorporate by reference the section titled “Related Party Transactions,” Form 1-A dated March 12, 2026, and qualified March 25, 2026. Please see this filing on EDGAR.

Other information

We do not have other information to disclose under Item 6 of Form 1-K

GROUNDFLOOR FINANCE INC.

Consolidated Financial Statements

As of December 31, 2025 and 2024, and

For the years ended December 31, 2025 and 2024

GROUNDFLOOR FINANCE INC.

Report of Independent Auditor

To the Board of Directors

Groundfloor Finance Inc. and Subsidiaries

Atlanta, Georgia

Opinion

We have audited the accompanying consolidated financial statements of Groundfloor Finance Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses and negative cash flows from operations since its inception, resulting in substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding this matter are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are available to be issued.

cbh.com

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Atlanta, Georgia

March 31, 2026

GROUNDFLOOR FINANCE INC.

Consolidated Balance Sheets

	December 31,
	2025	2024
Assets
Current assets:
Cash (1)	$2,683,517	$2,096,160
Restricted cash	14,131,578	54,220,669
Loans to developers (1)	88,373,526	224,596,705
Allowance for loans to developers (1)	(1,474,810)	(4,781,901)
Loans to developers, at fair value	155,090,590	-
Interest receivable on loans to developers (1)	24,027,680	24,259,682
Other real estate owned(1)	34,322,624	20,328,188
Credit facility receivable	18,152,250	9,386,484
Short-term investments in debt securities	3,000,000	-
Other current assets	25,212,289	11,721,442
Total current assets	363,569,244	341,827,429
Investments in debt securities	13,721,053	9,867,160
Property, equipment, software, website, and intangible assets, net	3,369,000	3,521,681
Other assets	11,582,804	9,244,671
Total assets	$392,192,101	$364,460,941
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses (1)	$5,272,873	$7,515,188
Limited recourse obligations	72,522,955	160,742,560
Allowance for limited recourse obligations	(9,222,352)	(9,204,695)
Limited recourse obligations, at fair value	35,994,295	-
Accrued interest on limited recourse obligations	8,394,092	11,410,104
Other securities payable	5,671,922	7,270,571
Short-term notes payable	133,566,991	102,172,477
Warehouse facilities	17,971,171	-
Subscriptions payable	25,077,605	-
Bond payable	47,541,755	56,396,667
Short-term convertible notes	9,610,815	8,010,031
Other current liabilities	332,106	239,319
Total current liabilities	352,734,228	344,552,222
Long-term notes payable	29,504,974	11,283,700
Long-term convertible notes	10,035,851	1,416,728
Long-term other securities payable	10,935,331	8,644,920
Other liabilities	780,758	931,829
Total liabilities	403,991,142	366,829,399
Commitments and contingencies (See Note 15)
Stockholders’ equity:
Series B-2 convertible preferred stock, no par, 243,348 shares designated, 189,270 shares issued and outstanding (liquidation preference of $5,833,301)	5,754,564	5,754,564
Series B convertible preferred stock, no par, 441,940 shares designated, 441,940 shares issued and outstanding (liquidation preference of $8,056,566)	7,429,483	7,429,483
Series A convertible preferred stock, no par, 747,385 shares designated, 747,373 shares issued and outstanding (liquidation preference of $4,999,925)	4,962,435	4,962,435
Series Seed convertible preferred stock, no par, 568,796 shares designated, 554,038 shares issued and outstanding (liquidation preference of $2,883,768)	2,537,150	2,537,150
Series B-3 convertible preferred stock, no par, 230,000 shares designated, 92,420 shares issued and outstanding (liquidation preference of $2,294,434)	3,845,262	3,845,262
Common stock, no par, 30,000,000 shares authorized, 2,684,170 issued and outstanding as of December 31, 2025 and 2,460,766 issued and outstanding as of December 31, 2024.	17,416,477	16,702,657
Additional paid-in capital	10,647,304	9,420,255
Accumulated deficit	(64,756,637)	(54,351,942)
Company’s stockholders’ deficit	(12,163,962)	(3,700,136)
Non-controlling interest in consolidated variable interest entities	364,921	1,331,678
Total stockholders’ deficit	(11,799,041)	(2,368,458)
Total liabilities and stockholders’ deficit	$392,192,101	$364,460,941

(1)	Includes amounts of the consolidated variable interest entity (VIE), presented separately in Note 3 below.

See accompanying notes to consolidated financial statements

GROUNDFLOOR FINANCE INC.

Consolidated Statements of Operations

	Year Ended December 31,
	2025	2024
Revenue:
Origination fees	$16,513,996	$9,527,972
Loan servicing revenue	10,791,868	7,878,600
Net interest income on loans to developers	18,246,383	9,308,523
Total revenue	45,552,247	26,715,095
Interest expense on notes	(17,810,094)	(10,641,988)
Revenue, net	27,742,153	16,073,107
Cost of revenue	(3,815,966)	(2,658,630)
Gross profit	23,926,187	13,414,477
Operating expenses:
General and administrative	12,046,760	10,729,269
Sales and customer support	11,949,420	6,211,651
Development	4,948,364	5,900,491
Regulatory	1,763,887	1,014,939
Marketing and promotions	2,050,270	2,508,311
Total operating expenses	32,758,701	26,364,661
Loss from operations	(8,832,515)	(12,950,184)
Other income (expense):
Interest expense on corporate debt instruments	(2,164,219)	(1,179,719)
Other (expense) income	(74,719)	547,008
Total other expense, net	(2,238,938)	(632,711)
Net loss	(11,071,453)	(13,582,895)
Less: Net (loss) income attributable to non-controlling interest in consolidated VIE	(666,757)	762,736
Net loss attributable to Groundfloor Finance Inc.	$(10,404,695)	$(14,345,631)

See accompanying notes to consolidated financial statements.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Deficit

															Company	Non-Controlling	Total
	Convertible Preferred Stock												Additional		Stockholders’	Interest in	Stockholders’
	Series B-2		Series B		Series A		Series Seed		Series B-3		Common Stock		Paid-in	Accumulated	Equity	Consolidated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)	VIE	(Deficit)
Stockholders’ equity as of December 31, 2023	189,270	$5,754,564	441,940	$7,429,483	747,373	$4,962,435	554,038	$2,537,150	52,369	$2,141,890	2,400,565	$16,401,430	$8,627,474	$(40,098,849)	$7,755,577	$568,942	$8,324,519
Adoption of ASU 2020-06	-	-	-	-	-	-	-	-	-	-	-	-	(1,103,285)	92,538	(1,010,747)	-	(1,010,747)
Stockholder’s equity as of December 31, 2023, post adoption of ASU 2020-06	189,270	$5,754,564	441,940	$7,429,483	747,373	$4,962,435	554,038	$2,537,150	52,369	$2,141,890	2,400,565	$16,401,430	7,524,189	(40,006,311)	6,744,830	568,942	7,313,772
Issuance of Series B-3 preferred shares, net of offering costs	-	-	-	-	-	-	-	-	40,051	1,703,372	-	-	-	-	1,703,372	-	1,703,372
Conversion of convertible notes	-	-	-	-	-	-	-	-	-	-	6,414	253,566	-	-	253,566	-	253,566
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	46,843	47,661	-	-	47,661	-	47,661
Issuance of restricted stock units	-	-	-	-	-	-	-	-	-	-	6,944	-	-	-	-	-	-
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	1,896,066	-	1,896,066	-	1,896,066
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(14,345,631)	(14,345,631)	762,736	(13,582,895)
Stockholders’ deficit as of December 31, 2024	189,270	$5,754,564	441,940	$7,429,483	747,373	$4,962,435	554,038	$2,537,150	92,420	$3,845,262	2,460,766	$16,702,657	$9,420,255	$(54,351,942)	$(3,700,136)	$1,331,678	$(2,368,458)
Issuance of common stock	-	-	-	-	-	-	-	-	-	-	4,115	226,325	-	-	226,325	-	226,325
Conversion of convertible notes	-	-	-	-	-	-	-	-	-	-	8,925	446,265	-	-	446,265	-	446,265
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	10,364	41,230	-	-	41,230	-	41,230
Vesting of equity incentive awards	-	-	-	-	-	-	-	-	-	-	200,000	-	-	-	-	-	-
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	1,227,049	-	1,227,049	-	1,227,049
Distribution to non-controlling interest holders in consolidated VIE	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(300,000)	(300,000)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,404,695)	(10,404,695)	(666,757)	(11,071,452)
Stockholders’ deficit as of December 31, 2025	189,270	$5,754,564	441,940	$7,429,483	747,373	$4,962,435	554,038	$2,537,150	92,420	$3,845,262	2,684,170	$17,416,477	$10,647,304	$(64,756,637)	$(12,163,962)	$364,921	$(11,799,041)

See accompanying notes to consolidated financial statements

GROUNDFLOOR FINANCE INC.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2025	2024
Cash flows from operating activities
Net loss	$(11,071,452)	$(13,582,895)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization	2,378,887	2,294,441
Amortization of deferred issuance costs	1,880,924
Share-based compensation	1,227,049	1,896,066
Current expected credit loss	(15,948)	1,562,953
Changes in fair value of assets and liabilities held at fair value	118,656	935,758
Gain on limited recourse obligation extinguishment	-	(1,490,051)
Right of use asset amortization	(110,567)	125,830
Noncash interest expense	2,029,125	1,179,719
Loss on disposal of fixed assets	1,788	7,285
Changes in operating assets and liabilities:
Other assets	(14,077,694)	(6,388,118)
Interest receivable on loans to developers	232,002	3,348,457
Accounts payable and accrued expenses and other liabilities	(4,137,495)	3,034,441
Accrued interest on limited recourse obligations	(3,016,012)	862,464
Net cash flows from operating activities	(24,560,738)	(6,213,650)
Cash flows from investing activities
Loan payments to developers	(234,222,724)	(212,464,748)
Repayments of loans from developers	187,750,721	216,064,777
Loans purchased from originators	(4,353,203)	(725,729)
Loan payments to credit facility	(11,045,216)	(9,386,484)
Proceeds from sale of properties held for sale	8,692,804	9,753,837
Payments of software and website development costs	(2,070,549)	(2,180,525)
Purchases of computer equipment, furniture and fixtures, and leasehold improvements	(157,445)	(204,985)
Net cash flows from investing activities	(55,405,612)	856,143
Cash flows from financing activities
Proceeds from limited recourse obligations	158,546,602	164,829,600
Repayments of limited recourse obligations	(210,758,937)	(171,771,225)
Proceeds from other securities payable	8,856,757	8,386,716
Repayments of other securities payable	(8,164,996)	(3,540,935)
Proceeds from Groundfloor Notes	110,771,029	24,801,725
Repayments on Groundfloor Notes	(61,587,169)	(48,283,063)
Proceeds from Stairs Notes, net	(9,568,072)	5,329,713
Proceeds from sales of subscriptions payable, net of returns	25,077,605	-
Proceeds from warehouse facilities	17,504,794	-
Proceeds from revolver loan	10,000,000	-
Proceeds from issuance of convertible notes	18,229,964	-
Repayments of convertible notes	(7,674,680)	(419,726)
Proceeds from issuance of common stock, net of offering costs	226,325	-
Proceeds from issuance of Series B-3 convertible preferred stock, net of offering costs	-	1,561,178
Proceeds from issuance of bond payable, net of offering costs	60,634,751	56,415,596
Repayments on bonds payable	(71,370,586)	-
Distributions to noncontrolling owners of VIE	(300,000)	-
Proceeds from the exercise of stock options	41,230	47,661
Net cash flows from financing activities	40,464,616	37,499,434
Net change in cash and restricted cash	(39,501,734)	(32,141,927)
Cash and restricted cash as of beginning of the year	56,316,829	24,174,902
Cash and restricted cash as of end of the year	$16,815,095	$56,316,829
Supplemental cash flow disclosures:
Cash paid for interest	$14,695,879	$6,666,437

GROUNDFLOOR FINANCE INC.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2025	2024
Supplemental disclosure of noncash investing and financing activities:
Loans to developers transferred to other real estate owned	$26,105,674	$22,064,012
Decrease in allowance for loan to developers	3,307,091	305,056
Conversion of convertible notes payable and accrued interest into common stock or Series B convertible preferred stock	446,265	253,566
Decrease in fair market value of REO	1,709	1,959,314
Right of use assets acquired in exchange for lease liability	81,339	-
Adoption of ASU 2020-06	-	1,010,749
Cashless vesting of restricted stock	-	133,325
Proceeds from issuance of Series B-3 convertible preferred stock, net of offering costs – non-cash	-	142,194

See accompanying notes to consolidated financial statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The terms “we,” “our,” “Groundfloor,” or the “Company” refer to Groundfloor Finance Inc. and its subsidiaries. The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013 and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of Groundfloor Inc.’s common stock. In August 2014, Groundfloor Inc. converted into a Georgia corporation and changed its name to Groundfloor Finance Inc. Groundfloor Properties GA LLC, a wholly-owned subsidiary, was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1 LLC, Groundfloor Real Estate 2 LLC, Groundfloor Real Estate 3 LLC, Groundfloor Yield LLC, Groundfloor Labs, LLC, Groundfloor Credit 1, LLC, Groundfloor Credit 2, LLC, and Groundfloor Credit 3, LLC are wholly-owned subsidiaries that were created for the purpose of financing real estate in any state. Groundfloor Depositor, LLC, Groundfloor Mortgage Trust and Groundfloor Mortgage Trust 2025-1 are wholly-owned subsidiaries that were created for the purpose of securitizing real estate loans. Groundfloor Advisors, LLC is a wholly-owned subsidiary that was created for the purpose of managing certain subsidiary entities. Groundfloor Land, LLC, Discount Lots GF Land 1 LLC, Discount Lots GF Capital 1 LLC, Groundfloor Homeshares, LLC and Groundfloor Nectar SPV I, LLC are wholly-owned subsidiaries created for the purpose of entering into agreements with independent third parties. RTL 2025-GF Repo Trust is a wholly-owned subsidiary that was created for the purpose of establishing the Warehouse Facility. Groundfloor Real Estate, LLC and Groundfloor Holdings GA, LLC are currently inactive and management does not have plans to use this entity in the near future.

The Company has developed an online investment platform designed to crowdsource financing for real estate development projects (“Projects”). With this online investment platform (“Platform”), public investors (“Investors”) are able to choose between multiple Projects, and real estate developers (“Developers”) of the Projects are able to obtain financing. Groundfloor’s financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

Basis of Presentation and Liquidity

The Company’s Consolidated Financial Statements include the results of Groundfloor Finance Inc. and its wholly owned subsidiaries, along with the amounts related to variable interest entities (“VIEs”) for which Groundfloor is the primary beneficiary. The non-controlling interests as of December 31, 2025 and 2024 represents the outside owner’s interest in the Company’s consolidated VIE. Intercompany transactions and balances have been eliminated upon consolidation.

The Company has sponsored three investment programs as of December 31, 2025, Groundfloor Loans 1, LLC, Groundfloor Loans 2, LLC and Groundfloor Loans 3, LLC, which use a typical real estate investment trust (“REIT”) structure similar to other publicly offered REITs, but are only available to investors through the Groundfloor platform.

Certain reclassifications have been made to the prior year presentation to conform to the current period presentation in the Consolidated Financial Statements. These reclassifications were not material to the financial statements.

The Company’s Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. There is substantial doubt that the Company will continue as a going concern for at least twelve months following the date these Consolidated Financial Statements are issued, without additional financing based on the Company’s limited operating history and recurring operating losses.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations.

Management intends to raise additional debt or equity financing to grow working capital and fund operations and believes the Company will obtain additional funding from current and new Investors in order to sustain operations. However, there are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

The Consolidated Financial Statements do not include any adjustments that might result from the outcome of the uncertainties described in the Consolidated Financial Statements. In addition, the Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. In developing estimates and assumptions, management uses all available information; however, actual results could materially differ from those estimates and assumptions.

Consolidation of Variable Interest Entities

The determination of whether to consolidate a Variable Interest Entity (“VIE”) in which the Company holds a variable interest requires a significant amount of analysis and judgment regarding whether the company is the primary beneficiary of the VIE due to the company holding a controlling financial interest in the VIE. A controlling financial interest in a VIE exists if the company has both the power to direct the VIE’s activities that most significantly affect the VIE’s economic performance and a potentially significant economic interest in the VIE. The determination of whether an entity is a VIE considers factors, such as (i) whether the entity’s equity investment at risk is insufficient to allow the entity to finance its activities without additional subordinated financial support and (ii) whether a holder’s equity investment at risk lacks any of the following characteristics of a controlling financial interest: the direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the entity’s success, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the legal entity. The Company is required to reconsider its evaluation of whether to consolidate a VIE each reporting period, based upon changes in the facts and circumstances pertaining to the VIE.

Revenue Recognition

Revenue primarily results from fees earned on the loans to the Developers (“Loan” or “Loans”). Fees include “Origination fees” and “Loan servicing revenue” which are paid by the Developers.

The Company recognizes loan servicing revenue in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

The Company recognizes origination fees, net interest income, and gains and losses on sales of loans in accordance with ASC 310, Receivables.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Origination Fees

“Origination fees” are paid by the Developers for the work performed to facilitate the Loans. The amount to be charged is a percentage based upon the terms of the Loan, including grade, rate, term, and other factors. Origination fees range from 1.0% to 10.0% of the principal amount of a Loan. The origination fee is paid when the Loan is issued to the Developer and deducted from the gross proceeds distributed. A Loan is considered issued when formal closing has occurred and funds have transferred to the Developer’s account, which occurs through an Electronic Funds Transfer (“EFT”).

For Loans to Developers carried at amortized cost, the origination fees are recognized as revenue ratably over the term of the Loan, while direct costs to originate Loans are recorded as expenses as incurred. Fees assessed at loan issuance such as processing, underwriting, and closing fees are recognized as revenue when incurred.

For Loans to Developers at fair value, the origination fees are recognized as revenue immediately upon loan origination and direct costs to originate Loans are recorded as expenses as incurred. Fees assessed at loan issuance such as processing, underwriting, and closing fees are recognized as revenue when incurred.

Loan Servicing Revenue

Loan servicing revenue is recognized by the Company for costs incurred in servicing the Developer’s Loan, including managing payments to and from Developers and payments to Investors. The Company records loan servicing revenue as a component of revenue when the performance obligation is satisfied. Direct costs to service Loans are recorded as expenses, as incurred.

Whole Loan Sales

Under loan sale agreements, the Company sells all of its rights, title, and interest in certain loans. At the time of such sales, the Company may simultaneously enter into loan servicing agreements under which it acquires the right to service the loans. The Company calculates a gain or loss on a whole loan sale based on the net proceeds from the whole loan sale, less the carrying value of the loans sold. All unamortized origination fees incurred in the origination process are recognized within “Origination fees” in the Consolidated Statements of Operations. For sold loans for which the Company retains servicing rights, the Company evaluates whether the expected contractual compensation represents adequate compensation for servicing in order to determine whether a servicing asset or servicing liability arises from the transaction. No servicing rights assets or liabilities have been identified as of December 31, 2025 and 2024. During the year ended December 31, 2025 and 2024, the Company sold $49,268,100 and $3,205,359, respectively, of loans under loan sale agreements. The Company recognized a gain on sale of loan of $42,767 for the year ended December 31, 2025 and $0 for the year ended December 31, 2024.

Net Interest Income on Loans to Developers

The Company recognizes “Net interest income on loans to developers” which consists of interest income generated on loans to developers, net of interest expense incurred on corresponding limited recourse obligations using the accrual method based on the stated interest rate to the extent the Company believes it to be collectable.

	Year ended December 31,
	2025	2024
Components of Net interest income on loans to developers
Interest income on loans to developers	$28,331,415	$22,945,817
Interest expense on limited recourse obligations	(10,085,032)	(13,637,294)
Net interest income on loans to developers	$18,246,383	$9,308,523

Interest Expense on Notes

The Company also recognizes “Interest expense on notes” which consists of interest expense incurred on the Company’s notes payable, using the accrual method based on the stated interest rate. “Interest expense on notes” was $17,810,094 and $10,641,988 for the years ended December 31, 2025, and 2024, respectively.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

The Company considers all highly liquid investments that mature three months or less from the date of purchase to be cash equivalents. The Company had no cash equivalents as of December 31, 2025, and 2024. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes that no significant concentration of credit risk exists with respect to these balances based on its assessment of the creditworthiness and financial viability of these financial institutions.

Each investor’s escrow account receives Federal Deposit Insurance Corporation (“FDIC”) insurance coverage on cash balances subject to normal FDIC coverage rules. Investor funds, whether committed through a limited recourse obligation (“LRO”) or held in escrow, are not included as a part of the Company’s cash balance.

Restricted Cash

Included in the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024 is restricted cash of $14,131,578 and $54,220,669, respectively. These balances represent funds committed by investors in LROs, but not yet disbursed to developers on the underlying Loans.

	Year ended December 31,
	2025	2024
Cash and cash equivalents	$2,683,517	$2,096,160
Restricted cash	14,131,578	54,220,669
Cash and cash equivalents and restricted cash in Consolidated Statements of Cash Flows	$16,815,095	$56,316,829

Loans to Developers and Limited Recourse Obligations

On January 1, 2025, the Company adopted the provisions of ASC 825-10 Financial instruments – Overall guidance on the fair value option for financial instruments, which permits companies to elect to measure certain financial instruments and certain other items at fair value. We applied the provisions of ASC 825-10 to newly originated or purchased loans to developers and the related limited recourse obligations. The standard requires that estimated unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. “Loans to developers, at fair value” are initially recorded at the fair value of the loan receivable and are subsequently increased as additional draws are disbursed to developers. “Loans to developers at fair value” were $155,090,590 and $0 as of December 31, 2025 and 2024, respectively. “Limited recourse obligations, at fair value” are originally recorded at the fair value of the investment payable to investors. Limited Recourse Obligations, at fair value were $35,994,295 and $0 as of December 31, 2025 and December 31, 2024, respectively.

Refer to footnote 3 “Fair value measurements” for details on the Company’s methods of recording these financial instruments at fair value.

“Loans to developers” are originally recorded at amortized cost (outstanding principal balance, net of discounts, premiums, and unearned income), then subsequently increased as additional draws are disbursed to developers. “Loans to developers” were $88,373,526 and $224,596,705 as of December 31, 2025 and 2024, respectively. “Limited recourse obligations” are originally recorded at the original principal amount committed by investors, net of funds not yet to be disbursed to developers on the underlying loans, then subsequently increased as those funds are disbursed to developers. Limited Recourse Obligations were $72,522,955 and $160,742,560 as of December 31, 2025, and 2024, respectively, on the accompanying Consolidated Balance Sheets.

The interest rate associated with a Loan is the same as the interest rate associated with the corresponding LROs.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company’s obligation to pay principal and interest on an LRO is equal to the pro rata portion of the total principal and interest payments collected from the corresponding Loan. The Company obtains a lien against the property being financed and attempts reasonable collection efforts upon the default of a Loan. The Company is not responsible for repaying “Limited recourse obligations” associated with uncollectable “Loans to developers.” Amounts collected related to a defaulted Loan are returned to the Investors based on their pro-rata portion of the corresponding LROs, if applicable, less collection costs incurred by the Company. From time to time, the Company may settle LROs with Investors, at the Investors’ election, for amounts less than carrying value. Any gain recognized on such transaction is recorded within “Other Income (expense)” in our Consolidated Statement of Operations.

The Loans are recorded on the Company’s Consolidated Balance Sheets to “Loans to developers” and “Loans to developers at fair value” once the Loan has closed and funds have been disbursed to Developers. Loans are considered closed after the promissory note for that Loan has been signed and the security interest has been perfected.

The LROs are recorded on the Company’s Consolidated Balance Sheets to “Limited recourse obligations” and “Limited recourse obligations at fair value” to the extent LROs related to existing loans have been funded by investors.

Other Securities Payable

“Other securities payable” are originally recorded at the original principal amount committed by investors, net of funds not yet to be disbursed to developers on the underlying loans or investments in real estate then subsequently increased as those funds are disbursed to developers. Total other securities payable were $16,607,253 and $15,915,491 as of December 31, 2025 and 2024, respectively, on the accompanying Consolidated Balance Sheets.

Subscriptions Payable

“Subscriptions payable” are originally recorded at the original principal amount committed by investors. Total other securities payable were $25,077,605, and $0 as of December 31, 2025 and 2024, respectively, on the accompanying Consolidated Balance Sheets.

Interest Receivable and Interest Payable

“Interest receivable on loans to developers” represents interest income the Company is due to receive from developers on the total outstanding principal balance of the loan portfolio as of the consolidated balance sheet dates. This balance is presented as its own line item, separate from “Loans to developers” and “Loans to developers, at fair value”, on the Company’s Consolidated Balance Sheets.

“Accrued interest on limited recourse obligations” represents interest the Company owes investors on the corresponding LROs as of the consolidated balance sheet dates. This balance is presented as its own line item, separate from “Limited recourse obligations” and “Limited recourse obligations, at fair value”, on the Company’s Consolidated Balance Sheets. The interest rate associated with a Loan is the same rate that is associated with the corresponding LRO. The balance of “Interest receivable on loans to developers” and “Accrued interest on limited recourse obligations” offset each other to the extent LROs related to existing loans have been issued with the SEC and funded by investors. The Company’s obligation to pay interest on an LRO is equal to the pro-rata portion of the total interest payments collected from the corresponding Loan.

Also included within “Accounts payable and accrued expenses” is interest the Company owes investors on Groundfloor Notes. Groundfloor Notes are presented within “Short-term notes payable” and “Long-term notes payable” on the Company’s Consolidated Balance Sheets. The interest rate associated with Groundfloor Notes is the same as the stated interest rate at issuance.

Nonaccrual and Past Due Loans

Accrual of interest on “Loans to developers” and “Loans to developers at fair value” and corresponding “Limited recourse obligations” and “Limited recourse obligations, fair value” is discontinued when, in management’s opinion, the collection of the interest income is less than probable. “Interest income” and “Interest expense” on the “Loans to developers” and the corresponding “Limited recourse obligations” are discontinued and placed on nonaccrual status at the time the Loan is 180 days delinquent unless the Loan is well secured and in process of collection. A Loan may also be placed on nonaccrual status when, in management’s judgment, the collection of the interest income is less than probable based on the status of the underlying development project, even if the Loan is not yet 180 days delinquent. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Once management determines the accrued interest receivable collection is doubtful, the accrued interest receivable is written off against “Interest income.” Likewise, the corresponding accrued interest payable is written off against “Interest expense.”

Allowance for Current Expected Credit Losses

The Company applies ASC 326, Financial Instruments – Credit Losses ("CECL") for recording instruments measured at amortized cost, including loan receivables and off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In accordance with ASC 326, the Company records an allowance for credit losses on the loan portfolio on a collective basis by assets with similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assessed these assets on an individual basis.

ASC 326 requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the economic environment.

Loans to developers

The Company utilizes a loss-rate approach for estimating current expected credit losses. In accordance with the loss-rate method, an adjusted historical loss rate is applied to the amortized cost of an asset or pool of assets at the balance sheet date.

In assessing the CECL allowance, we considered various factors including (i) historical loss experience in our portfolio (ii) current performance of the US residential housing market, (iii) future expectations of the US residential housing market, and (iv) future expectations of short-term macroeconomic environment. Management estimates the allowance for credit losses using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. We utilize a reasonable and supportable forecast period of 12 months. The allowance for credit losses is maintained at a level sufficient to provide for expected credit losses over the life of the loan based on evaluating historical credit loss experience and making adjustments to historical loss information applied to the current loan portfolio.

The Company made an accounting policy election to exclude “Interest receivable on loans to developers” from the amortized cost basis of loans in determining the CECL allowance, as any uncollected accrued interest receivable is written off in a timely manner. Refer to “Nonaccrual and Past Due Loans” above for a description of the Company’s policies established to write-off interest.

Payments to holders of LROs or Groundfloor Notes, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will decrease or increase the reserve for the associated LROs or Georgia Notes. The allowance calculated for Loans is accordingly applied on a pro-rata basis as the reserve for LROs and Georgia Notes. The amount of a Loan not funded by LROs or Georgia Notes are then recorded as current expected credit loss within “General and administrative” expense on the Company’s Statement of Operations.

Refer to “Note 5 – Loans to Developers and Allowance for Expected Credit Losses” for further information regarding the CECL allowance and its calculation.

Investments in debt securities

Investments in debt securities arise from our Partner Notes programs with our lending partners. We pool our investments in debt securities based on shared risk characteristics to assess their risk of loss, even when that risk of loss is remote. Management considers whether current conditions or reasonable and supportable forecasts about future conditions warrant an adjustment to our historical loss experience. In applying such adjustments, we primarily consider changes in counterparty credit risk and changes in the underlying macroeconomic environment. These investments in debt securities are either collateralized with assets of or guaranteed by the lending partners. As of December 31, 2025 and 2024, the CECL allowance for investments in debt securities was $0.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Credit facility receivable

Credit facility receivable arises from our credit facility relationship with a mortgage loan originator. Management estimates the allowance for credit losses using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. In applying such adjustments, we primarily consider changes in counterparty credit risk and changes in the underlying macroeconomic environment. The credit facility receivable is guaranteed by the mortgage loan originator. As of December 31, 2025 and 2024, the CECL allowance for credit facility receivable was $0.

Other Real Estate Owned

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized up to the fair value of the property, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are charged to operations. The other real estate owned balance is presented on the Company’s Consolidated Balance Sheets and has a balance of $34,322,624 and $20,328,188 as of December 31, 2025, and 2024, respectively.

Software Development Costs

Software development costs primarily include internal and external labor expenses incurred to develop the software that powers the Company’s platform. Certain costs incurred during the application development stage are capitalized based on specific activities tracked, while costs incurred during the preliminary project stage and post-implementation and operation stages are expensed as incurred. Capitalized software development costs are amortized over the estimated useful life of the related software. The Company recognized $2,299,367 and $2,180,525 in expense related to amortization of software development costs for the years ended December 31, 2025, and 2024, respectively.

Property and Equipment

Property and equipment consists of computer equipment, furniture and fixtures, leasehold improvements, and office equipment. Property and equipment is stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the life of the lease or the useful life of the improvements. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Depreciation is computed using the following estimated useful lives:

Computer equipment	3 years
Software and website development costs	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of 5 years or lease term

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Impairment of Long-Lived Assets

Long-lived assets, such as computer equipment, office equipment, furniture and fixtures, intangible assets, and software and website development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for an amount by which the carrying amount of the asset exceeds the fair value of the asset.

Intangible Assets

Intangible assets consist of the Company’s domain names. Intangible assets are being amortized over a 15-year period, their estimated useful lives, on a straight-line basis. The Company recognized $2,000 in amortization expense during the years ended December 31, 2025, and 2024.

Equity Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the consolidated balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

For the year ended December 31, 2025, no offering costs were incurred.

For the year ended December 31, 2024, offering costs of $91,734 incurred in connection with the issuance of Series B-3 preferred stock were deferred and charged against the gross proceeds of the offering in stockholders’ equity.

Deferred Revenue

Deferred revenue consists of origination fee payments on loans to developers carried at amortized cost received in advance of revenue recognized. We recognized $201,680 and $3,979,794 of deferred revenue as of December 31, 2025 and 2024, respectively, which is presented within “Accounts Payable and Accrued Expenses” on the Company’s Consolidated Balance Sheets.

Advertising Costs

The cost of advertising is expensed as incurred and presented within “Marketing and promotions” expenses in the Consolidated Statements of Operations. The Company incurred $633,621 and $1,134,528 in advertising costs during the years ended December 31, 2025, and 2024, respectively.

Leases

In accordance with ASC 842, Leases, we determine if an arrangement is or contains a lease at inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. We primarily lease our office space under a multi-year, non-cancelable operating lease. Operating leases are included in other assets and other liabilities in our Consolidated Balance Sheets. As of December 31, 2025 and 2024, we did not have any finance leases.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets are increased by any prepaid lease payments and are reduced by any unamortized lease incentives. While our lease terms may include options to extend or terminate the leases, it is not reasonably certain that we will exercise such options. Base rent is typically subject to rent escalations on each annual anniversary from the lease commencement dates. Lease expense for lease payments, including any step rent provisions specified in the lease agreements, is recognized on a straight-line basis over the lease term and is included within “General and administrative” expenses in the Consolidated Statements of Operations. Operating lease cost associated with our ROU assets and lease liabilities was $322,321, and $362,479 for the years ended December 31, 2025 and 2024, respectively.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Share-Based Compensation

The Company issues share-based awards to certain employees and non-employees in the form of stock options and warrants, which are measured at fair value at the date of grant. The fair value determined at the date of grant is expensed, based on our estimate of awards that will eventually vest, ratably over the vesting period. The fair value of each stock option and warrant is estimated using the Black-Scholes option pricing model. We account for forfeitures as they occur. Refer to “Note 12 – Stock Options and Warrants” for additional information.

Income Taxes

Deferred tax assets and liabilities are recorded for temporary differences between the reported amounts in the Consolidated Financial Statements and the tax basis of assets and liabilities, using the statutory tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the Consolidated Financial Statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The determination of recording or releasing income tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate taxable income in future periods.

NOTE 2:	RECENT ACCOUNTING PRONOUNCEMENTS

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). The amendments in this update simplify the accounting for certain financial instruments with characteristics of liability and equity. Specifically, it reduced the number of accounting models for convertible debt and convertible preferred stock instruments and made certain disclosure amendments to improve the information provided to users. The guidance is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company adopted ASU 2020-06 as of January 1, 2024 and elected the modified retrospective transition method, recognizing a cumulative-effect adjustment to retained earnings as of that date, for financial instruments outstanding as of the beginning of the fiscal year of adoption. The adoption resulted in a $92,536 transition adjustment to accumulated deficit as of January 1, 2024. Our adoption of this standard did not have any impact on the Company’s Consolidated Statements of Operations.

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07). The ASU improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments require disclosure of significant segment expenses that are regularly provided to the CODM and included in each reported measure of segment profit or loss, an amount and description for other segment items, and the title and position of the CODM. The ASU also requires that all existing annual disclosures about a reportable segment’s profit or loss and assets be provided in interim periods. The ASU 2023-07 became effective for the Company beginning with annual reporting period ending December 31, 2024. The adoption resulted in enhanced disclosures within this footnote and has been applied retrospectively to all prior periods presented. The adoption of this standard did not have an impact on the Company’s consolidated financial position, results of operations, or cash flows, as it is limited to disclosure requirements only.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In December 2023, the FASB issued ASU No. 2023-09, Income taxes: Improvements to Income Tax Disclosures (Topic 740) (“ASU 2023-09”). The Company adopted ASU 2023-09 effective January 1, 2025 on a prospective basis, which requires disaggregated income tax disclosures of the effective tax rate reconciliation and income taxes paid. See Note 14 – Income Taxes.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”). The standard requires the disaggregated disclosure of certain income statement items. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027 and early adoption is permitted. The company is currently evaluating the impact of this amendment on its Consolidated Financial Statements.

In July 2025, the FASB issued ASU No. 2025-05 Financial instruments – Credit Losses (Topic 326), which provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The ASU is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods, and early adoption is permitted. The Company is currently evaluating the impact of this amendment on its Consolidated Financial Statements.

In September 2025, the FASB issued ASU No. 2025-06, Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The standard clarifies and modernizes the accounting for costs related to internal-use software. ASU 2025-06 is effective for interim and annual periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact on its Consolidated Financial Statements.

NOTE 3:	VARIABLE INTEREST ENTITIES

In November 2021, the Company entered into a limited liability company agreement with two independent third parties, to form a joint venture, Groundfloor Jacksonville, LLC (“Jacksonville JV” or “JV”). The joint venture was formed to scale origination and investor activity in the fix-and-flip/buy-and-hold sector of the Jacksonville, Florida market by increasing the production of existing loan products offered by Groundfloor and its Affiliates and potentially developing new equity products.

Under the provisions of ASC 810, Consolidation, we have determined that the Jacksonville JV is a VIE and the Company is the primary beneficiary, based on the power to direct the activities that most significantly impact the entity’s economic performance. As such, the Company is required to consolidate the assets, liabilities, income and expenses of the Jacksonville JV within the accompanying Consolidated Financial Statements with a non-controlling interest for the third-party ownership of the joint venture's membership interests.

The Company has sponsored three investment programs, Groundfloor Loans 1 LLC (“GF Loans 1”), Groundfloor Loans 2 LLC (“GF Loans 2”) and Groundfloor Loans 3 LLC (“GF Loans 3”) as of December 31, 2025, which use a typical REIT structure similar to other publicly offered REITs but are only available to investors through the Groundfloor platform. Under the provisions of ASC 810, Consolidation, we have determined that GF Loans 3 is a VIE and the Company is the primary beneficiary, based on the power to direct the activities that most significantly impact the entity’s economic performance. As such, the Company is required to consolidate the assets, liabilities, income and expenses of GF Loans 3 within the accompanying Consolidated Financial Statements. GF Loans 3 has not yet begun operations as of December 31, 2025.

Under the provisions of ASC 810, Consolidation, we have determined that GF Loans 1 is a VIE for which Groundfloor is not the primary beneficiary. As such, the Company has not consolidated GF Loans 1 into the Consolidated Financial Statements.

In September 2025, GF Loans 2 began operations and accepted equity investments from outside investors, repaying Groundfloor’s initial equity contribution. Under the provisions of ASC 810, Consolidation, we have reevaluated GF Loans 2’s VIE status and determined that after operations began, GF Loans 2 is a VIE for which Groundfloor is no longer the primary beneficiary. As such, the Assets and Liabilities of GF Loans 2 were deconsolidated from the Consolidated Financial Statements upon the date at which operations began.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the assets and liabilities of the Company’s consolidated VIEs included in the Consolidated Balance Sheets as of December 31, 2025, and 2024, respectively. The assets and liabilities presented below include only the third-party assets and liabilities of the consolidated VIE and excludes any intercompany balances, which were eliminated upon consolidation.

	December 31,
	2025	2024
Assets:
Cash	$5,000	$5,000
Loans to developers	2,430,735	7,582,177
Allowance for loans to developers	(40,818)	(325,316)
Interest receivable on loans to developers	-	-
Other real estate owned	20,286,454	13,569,410
Other assets	1,244,251	6,556
Total assets	$23,925,621	$20,837,827

Liabilities:
Accounts payable and accrued expenses	7,239	19,537
Total liabilities	$7,239	$19,537

During 2024, the Company entered into three limited liability company agreements with independent third parties to form special purpose entities. The purpose of these entities is to facilitate secured lending arrangements between Groundfloor and the independent third parties.

Groundfloor’s contributions to these entities are mandatorily redeemable at the end of the stated term of each entity’s operating agreements and are recorded as investments in debt securities. The Company has determined that Groundfloor is not the primary beneficiary of these VIEs and as such, under ASC 810, Consolidation, has not consolidated these entities into the Consolidated Financial Statements. The Company has recorded its investments in these entities within “Investments in debt securities” in the Company’s Consolidated Balance Sheets.

In 2025, the Company entered into a credit facility agreement with an independent third party to form a special purpose entity. The purpose of this entity is to facilitate secured lending arrangements between Groundfloor and the independent third party and replaces one of the limited liability company agreements entered into in 2024. Groundfloor’s contributions to this entity are mandatorily redeemable at the end of the stated term of the credit facility and are recorded as investments in debt securities. The Company has determined that Groundfloor is not the primary beneficiary of these VIEs and as such, under ASC 810, Consolidation, has not consolidated these entities into the Consolidated Financial Statements. The Company has recorded its investment in these entities within “Investments in debt securities” in the Company’s Consolidated Balance Sheet.

As of December 31, 2025, the Company’s maximum potential loss in aggregate for unconsolidated VIEs is $16,896,251.

NOTE 4:	FAIR VALUE MEASUREMENTS

The Company uses valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach to measure assets and liabilities that are measured at fair value. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Level 1—Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2—Financial assets and liabilities whose values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3—Financial assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall valuation.

Cash and restricted cash —Cash and restricted cash are classified within Level 1 of the fair value hierarchy, as the primary component of the price is obtained from quoted market prices in an active market. The carrying amounts of our cash approximate their fair values due to the short maturities and highly liquid nature of these accounts.

Loans to Developers, at fair value—We elected the fair value method to account for our Loans to Developers, at fair value. As a result of this election, our Loans to Developers, at fair value are carried at fair value on a recurring basis. The Company determines the fair value of the loans using several inputs, including market rates that similar or identical instruments have been sold to third party market participants by Groundfloor, as well as expected cash flows and historical repayment behavior. The carrying amounts of Loans to Developers approximates their fair values due to their short-term nature. Therefore, Loans to Developers, at fair value are classified within Level 3 of the fair value hierarchy.

Other Real Estate Owned—Other real estate owned are recorded in the Consolidated Balance Sheets at the lower of cost or fair value and therefore, are measured at fair value on a nonrecurring basis. The Company determines the fair value of other real estate owned using several inputs, including market prices that similar or identical properties have been sold to market participants, as well as expected cash flows, and management’s judgement on construction required to sell the property. Therefore, Other Real Estate Owned are classified within Level 3 of the fair value hierarchy.

Contingent consideration receivable – In exchange for selling Loans to our forward flow partners, the Company receives cash, and, in some cases, beneficial interest in the form of additional contingent consideration, which may be received at a later date based on certain potential outcomes (typically based on the credit performance of the underlying loans sold). The contingent consideration receivables serve as a host contract containing an embedded derivative as the credit and prepayment performance of the loan participations are tied to the underlying debtor, rather than the third-party purchaser of the loans. Company only has recourse to payments from Loans underlying the contingent consideration receivable and therefore, the embedded credit derivative is not subject to bifurcation. The contingent consideration receivable is recorded within Other Current Assets in the Consolidated Balance Sheets. The Company determines the fair value of the contingent consideration receivable using several inputs, including market rates that similar or identical instruments to the related loans to developers, at fair value have been sold to third party market participants by Groundfloor, as well as expected cash flows and historical repayment behavior. The carrying amounts of contingent consideration receivable approximates their fair values due to their short-term nature. Therefore, Loans to Developers, at fair value are classified within Level 3 of the fair value hierarchy. Therefore, the contingent consideration receivables are classified within Level 3 of the fair value hierarchy.

Limited Recourse Obligations, at fair value—We elected the fair value method to account for our Limited recourse obligations, at fair value. As a result of this election, limited recourse obligations, at fair value, are carried at fair value on a recurring basis. Our obligation to pay principal and interest on any limited recourse obligations is equal to the pro-rata portion of the payments received on loans to developers, at fair value. As such, the fair value of the limited recourse obligations, at fair value, approximates the fair value of the underlying loans to developers, reasonably adjusted for assumptions that would be used by market participants. As a result, the Company classifies these liabilities within Level 3 of the fair value hierarchy.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table summarizes the financial assets and financial liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2025, segregated by the level of the valuation inputs within the fair value hierarchy used to measure fair value.

	Level 1	Level 2	Level 3	Total
Assets:
Cash	$2,683,517	$-	$-	$2,683,517
Restricted cash	14,131,578			14,131,578
Contingent consideration receivable	-	-	1,104,341	1,104,341
Loans to developers, at fair value	-	-	155,090,590	155,090,590
Other real estate owned	-	-	34,322,624	34,322,624
Total	$16,815,095	$-	$190,517,555	$207,332,650

Liabilities:
Limited recourse obligations, at fair value	$-	$-	$35,994,295	$35,994,295
Total	$-	$-	$35,994,295	$35,994,295

The following table summarizes the financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2024, segregated by the level of the valuation inputs within the fair value hierarchy used to measure fair value.

	Level 1	Level 2	Level 3	Total
Assets:
Cash	$2,096,160	$-	$-	$2,096,160
Restricted cash	54,220,669			54,220,669
Other real estate owned	-	-	20,328,188	20,328,188
Total	$56,316,829	$-	$20,328,188	$76,645,017

There were no transfers between any of the levels within the fair value hierarchy as of December 31, 2025 and December 31, 2024.

The following tables represent a detailed roll forward of the Company’s Level 3 assets and liabilities. Adjustments to fair value of Level 3 assets and liabilities are recorded within “Other (expense) income” within the Company’s Consolidated Statements of Operations.

Loans to Developers, at Fair Value	December 31, 2025
Beginning balance	$-
Loan payments to Developers	246,080,416
Loans sales	(54,511,856)
Repayments	(35,945,973)
Adjustment to fair value recorded in earnings	(21,997)
Ending balance	$155,600,590

Limited Recourse Obligations, at Fair Value	December 31, 2025
Beginning balance	$-
Funds collected from investors	113,280,212
Repayments to investors	(77,272,941)
Adjustments to fair value recorded in earnings	(12,975)
Ending balance	$35,994,295

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The carrying amounts and the fair values of the Company’s financial instruments as of December 31, 2025 and December 31, 2024 are presented below:

		December 31, 2025		December 31, 2024
	Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash	1	$2,683,517	$2,683,517	$2,096,160	$2,096,160
Restricted Cash	1	14,131,578	14,131,578	54,220,669	54,220,669
Contingent consideration receivable	3	1,104,341	1,104,341	-	-
Loans to developers, at fair value	3	155,090,590	155,090,590	-	-
Other real estate owned	3	34,322,624	34,673,871	20,328,188	23,325,335

Liabilities:
Limited recourse obligations, at fair value	3	$35,994,295	$35,994,295	$-	$-

The Company believes that no significant concentration of credit risk exists arising from financial instruments.

As of December 31, 2025, the aggregate fair value of Loans to developers, at fair value that are 90 days or more past due was $936,431 and the aggregate fair value of Loans to developers, at fair value in nonaccrual status was $468,000. As of December 31, 2025, the difference between the aggregate fair value and the aggregate unpaid principal balance for loans that are 90 days or more past due, in nonaccrual status, or both was $10,505.

NOTE 5:	LOANS TO DEVELOPERS AND ALLOWANCE FOR EXPECTED CREDIT LOSSES

The Company provides financing to Developers for real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations and new constructions costing between $30,000 and $2,500,000, with maturities ranging from six to eighteen months.

The following table presents the carrying amount of “Loans to developers, net” by performance state as of December 31, 2025, and 2024, respectively:

	December 31,
	2025	2024
Loan Performance State:
Current	$3,312,883	$149,815,318
Workout	36,168,186	28,914,437
Fundamental Default	48,892,457	45,866,950
Amortized Cost	$88,373,526	$224,596,705
Less: Allowance for loan losses	(1,474,810)	(4,781,901)
Carrying amount	$86,898,716	$219,814,804

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Allowance for Loan Losses

In assessing the CECL allowance, we consider historical loss experience, current conditions, and a reasonable and supportable forecast of the microeconomic and macroeconomic environment. We derived an annual historical loss rate based on the Company’s historical loss experience in our portfolio and adjusted this rate to reflect our expectations of the future environment based on forecasted data points relative to our loan portfolio.

The following table presents analyses of the allowance for credit losses for the years ended December 31, 2025, and 2024:

	Year ended December 31,
	2025	2024
Beginning balance	$4,781,901	$5,086,957
Loan allowance charged off	(3,804,082)	(4,293,400)
Provision for losses	496,991	3,988,344
Ending balance	$1,474,810	$4,781,901

Portfolio Segmentation

Management monitors the performance of loans within its portfolio by internally assigned grades and by year of origination. All loans originated by the Company are collateralized against residential real estate, and consistent across many key segmentation considerations such as borrower type, industry, financial asset type, loan term, and loan size. As such, in determining the Company’s application of the CECL standard management developed its allowance by evaluating historical losses and applying those adjusted losses to segments of the portfolio with which similar risk characteristics exist.

In assessing estimated credit losses, the segmentation variable used by management includes internal grades assigned to loans at origination based on an assessment of each project and the proposed terms of the underlying loan, which reflect the overall risk of the Loan. The Groundfloor underwriting team undertakes an assessment of each project and the proposed terms of the underlying loan to finalize the pricing terms (interest rate, maturity, repayment schedule, etc.) that the Company will accept. Groundfloor uses its proprietary grading algorithm to assign one of seven letter grades, from A to G, to each Project.

The relevant factors assessed by the Company’s proprietary grading algorithm include financial risk (loan to ARV ratio), underwriting risk (quality of valuation report, borrower credit quality and experience), borrower stake (commitment and skin-in-the game), as well as geographic location. These indicators take into account the valuation and strength of a particular project and the experience and risk profile of the Borrower and correlate with how well management believes the loan will perform.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents “Loans to developers” carrying amount of our loan portfolio by portfolio segment (loan grade at origination) and vintage of origination as of December 31, 2025 and 2024. There were no “Loans to developers” originated in 2025:

2025
	Year Originated
	2024	2023	2022	2021	2020 and earlier	Total
Loan grades:
A	$3,070,733	$-	$-	$504,964	$-	$3,575,697
B	19,981,018	4,209,934	1,192,881	369,058	-	25,752,891
C	24,592,545	14,249,960	5,556,205	2,918,827	91,100	47,408,637
D	3,860,165	3,756,004	2,217,748	49,645	498,203	10,381,765
E	865,841	301,020	87,675	-	-	1,254,536
F	-	-	-	-	-	-
G	-	-	-	-	-	-
Amortized Cost	$52,370,302	$22,516,918	$9,054,509	$3,842,494	$589,303	88,373,526
Less: Allowance for loan losses						(1,474,810)
Carrying Amount as of December 31, 2025						$86,898,716

2024
	Year Originated
	2024	2023	2022	2021	2020 and earlier	Total
Loan grades:
A	$4,997,798	$3,908,327	$-	$1,069,634	$-	$9,975,759
B	52,830,688	9,390,055	1,873,464	1,125,097	71,880	65,291,184
C	53,567,600	37,701,351	14,128,637	4,751,410	91,100	110,240,098
D	14,396,315	11,348,372	7,656,642	1,724,597	70,094	35,196,020
E	2,043,570	823,422	431,673	-	-	3,298,665
F	594,979	-	-	-	-	594,979
G	-	-	-	-	-	-
Amortized Cost	$128,430,950	$63,171,527	$24,090,416	$8,670,738	$233,074	$224,596,705
Less: Allowance for loan losses						(4,781,901)
Carrying Amount as of December 31, 2024						$219,814,804

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current – This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout – This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default – This status indicates a Loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the Loan by the extended payment date of the corresponding LROs or Georgia Notes.

All credit quality indicators were updated as of December 31, 2025.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present “Loans to developers” carrying amount of our loan portfolio by credit quality indicator and vintage of origination as of December 31, 2025 and 2024. There were no “Loans to developers” originated in 2025 outstanding as of December 31, 2025:

2025
	Year Originated
	2024	2023	2022	2021	2020 and earlier	Total
Loan performance state:
Current	$3,303,907	$8,977	$-	$-	$-	$3,312,833
Workout	32,223,162	3,945,025	-	-	-	36,168,187
Fundamental Default	16,843,233	18,991,159	9,054,509	3,842,494	589,303	48,892,456
Amortized Cost	$52,370,302	$22,516,918	$9,054,509	$3,842,494	$589,303	$88,373,526
Less: Allowance for loan losses						(1,474,810)
Carrying Amount as of December 31, 2025						$86,898,716

2024
	Year Originated
	2024	2023	2022	2021	2020 and earlier	Total
Loan performance state:
Current	$127,733,507	$22,081,81	$-	$-	$-	$149,815,318
Workout	289,245	27,705,405	919,787	-	-	28,914,437
Fundamental Default	408,198	13,384,311	23,170,629	8,670,738	233,074	45,866,950
Amortized Cost	$128,430,950	$63,171,527	$82,634,406	$8,670,738	$233,074	$224,596,705
Less: Allowance for loan losses						(4,781,901)
Carrying Amount as of December 31, 2024						$219,814,804

Nonaccrual and Past Due Loans

A Loan is placed on nonaccrual status when, in management’s judgment, the collection of the interest income is less than probable. Once a loan has been placed in nonaccrual status, it will stop accruing interest income. Additionally, any corresponding limited recourse obligations will stop accruing interest expense. Once management determines the accrued interest receivable collection is doubtful, the accrued interest receivable is written off against interest income. Likewise, the corresponding accrued interest payable is written off against interest expense. Interest income on Loans that are classified as nonaccrual is subsequently applied to principal until the Loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. As of December 31, 2025, the Company placed Loans of $38,675,691 recorded to “Loans to developers” on nonaccrual status. The Company has written off $3,017,925 of interest receivable in the current period. The Company has $12,661,293 of Loans that are 90 days or more past due, but are not on nonaccrual status as of December 31, 2025.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present an analysis of past due Loans by aging as of December 31, 2025, and 2024:

	Amortized Cost	Allowance for Loan Losses	Loans to Developers, Net
Aging schedule:
Current	$3,312,884	$(70,690)	$3,242,194
Less than 90 days past due	20,206,642	(279,995)	19,926,647
More than 90 days past due	64,854,000	(1,124,125)	63,729,875
Total as of December 31, 2025	$88,373,526	$(1,474,810)	$86,898,716

	Amortized Cost	Allowance for Loan Losses	Loans to Developers, Net
Aging schedule:
Current	$145,072,983	$(2,243,442)	$142,829,541
Less than 90 days past due	17,849,768	(344,995)	17,504,773
More than 90 days past due	61,673,954	(2,193,464)	59,480,490
Total as of December 31, 2024	$224,596,705	$(4,781,901)	$219,814,804

The following is a summary of information pertaining to Loans in nonaccrual status as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Nonaccrual loans	$50,758,817	$47,656,878

Interest income recognized on nonaccrual loans(1)	$1,783,818	$1,454,052

(1)	Represents interest income recognized during the period on loans that are in nonaccrual status as of the respective balance sheet dates, inclusive of interest income recognized prior to such loans going into nonaccrual status.

NOTE 6:	OTHER CURRENT AND NONCURRENT ASSETS

“Other current assets” as of December 31, 2025, and 2024, consists of the following:

	December 31,
	2025	2024
Collateral receivable on revolver note	$10,000,000	$-
Servicing fees receivable	7,034,109	2,088,672
Advances receivable	4,130,671	3,670,196
Investments in real estate	1,318,810	3,689,205
Contingent consideration receivable	1,104,341	-
Due from related party	457,185	1,894,144
Other	1,167,173	379,225
Other current assets	$25,212,289	$11,721,442

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

“Other assets” as of December 31, 2025, and 2024, consists of the following:

	December 31,
	2025	2024
Advances receivable	$9,303,348	$7,361,911
Investments in real estate	1,267,893	751,431
Right-of-use asset	956,563	1,017,329
Other	55,000	60,000
Other assets	$11,582,804	$9,244,671

NOTE 7:	PROPERTY, EQUIPMENT, SOFTWARE, WEBSITE AND INTANGIBLE ASSETS, NET

“Property, equipment, software, website development costs, and intangible assets, net” at December 31, 2025 and 2024, consists of the following:

	December 31,
	2025	2024
Software and website development costs	$12,835,918	$10,765,369
Furniture and fixtures	267,275	263,234
Computer equipment	259,520	174,341
Leasehold improvements	95,463	95,463
Office equipment	49,013	44,748
Domain names	30,000	30,000
Total property, equipment, software, website and intangible assets	13,537,189	11,373,155
Less: accumulated depreciation and amortization	(10,168,189)	(7,851,474)
Property, equipment, software, website and intangible assets, net	$3,369,000	$3,521,681

Depreciation and amortization expense on “Property, equipment, intangible assets, software, and website development costs, net” for the years ended December 31, 2025, and 2024 was $2,378,887 and $2,294,441, respectively. Amortization of software and website development costs is included as a component of “Development” and depreciation of property, equipment, and intangible assets is included as a component of “General and administrative” in the Consolidated Statements of Operations.

NOTE 8:	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

“Accounts payable and accrued expenses” at December 31, 2025 and 2024, consists of the following:

	December 31,
	2025	2024
Accrued interest expense(1)	$2,067,702	$1,657,168
Trade accounts payable	1,582,737	1,352,821
Accrued employee compensation	1,418,824	434,848
Deferred loan origination fees	201,680	3,979,794
Other	1,930	90,558
Accounts payable and accrued expenses	$5,272,873	$7,515,189

(1)	“Accrued interest expense” includes interest related to corporate debt instruments as described in Note 9.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 9:	DEBT

2023 Subordinated Convertible Notes

From August 2023 to December 2023, the Company issued subordinated convertible notes (the “2023 Subordinated Convertible Notes”) to Investors for total proceeds of $7,631,595. The 2023 Subordinated Convertible Notes bear interest at the rate of 12.5% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of August 24, 2025, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “2023 Subordinated Convertible Notes Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 (“2023 Subordinated Convertible Notes Qualified Preferred Financing”) prior to the 2023 Subordinated Convertible Notes Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the 2023 Subordinated Convertible Notes Qualified Preferred Financing. At any time after April 1, 2024, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board.

In 2025, certain holders of the 2023 Subordinated Convertible Notes converted their holdings into common stock. Noteholders converted $335,377 in principal and approximately $110,888 in accrued interest into 8,925 shares of common stock at a conversion price of $45, a 10% discount to the per share price of common stock at the time of conversion.

In 2025, certain holders of the 2023 Subordinated Convertible Notes elected to extend their maturity date to December 2025, in exchange for a 15% interest rate for the extended period between August 2025 and December 2025. Noteholders elected to extend the maturity date of $1,290,039 in principal and were paid approximately $58,847 in accrued interest during the extension period.

In August 2025, the Company repaid the remaining principal of $6,006,179 and accrued but unpaid interest of $1,789,294 related to the notes related to the 2023 Subordinated Convertible Notes.

See the table below for the outstanding amounts relating to the 2023 Subordinated Convertible Notes.

	December 31,
	2025	2024
2023 Subordinated Convertible notes
Unpaid Principal Balance	$-	$7,631,595
Carrying balance	$-	$7,631,595
Interest expense on corporate debt instruments	$766,523	$956,563
Accrued interest on 2023 Subordinated Convertible notes	$-	$1,133,660

2023 Mezzanine Subordinated Convertible Notes

From August 2023 to December 2023, the Company issued mezzanine subordinated convertible notes (the “2023 Mezzanine Convertible Notes”) to Investors for total proceeds of $2,297,974. The 2023 Mezzanine Convertible Notes bear interest at the rate of 10.5% per annum. The outstanding principal and all accrued but unpaid interest is due and payable in 19 equal quarterly installments beginning on April 1, 2024 and thereafter on the first day following the end of each fiscal quarter, such that the 2023 Mezzanine Convertible Notes shall be repaid the earlier of October 1, 2028, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “2023 Mezzanine Subordinated Convertible Notes Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 (“2023 Mezzanine Subordinated Convertible Notes Qualified Preferred Financing”) prior to the 2023 Mezzanine Subordinated Convertible Notes Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time prior to April 1, 2024, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2024, certain holders of 2023 Mezzanine Subordinated Convertible Notes converted their holdings into common stock, at the discretion of the noteholder. Pursuant to the terms of the contractual agreement, noteholders converted notes with a principal balance of $245,257 and accrued interest of $8,310 into 6,414 shares of common stock at a conversion price of $39.51, a 10% discount to the per share price of common stock at the time of conversion.

The following table summarizes the outstanding balances related to the 2023 Mezzanine Subordinated Convertible notes presented within the Company’s Consolidated Balance Sheets, as well as the interest expense recognized for the years ended December 31, 2025 and 2024 respectively:

	December 31,
	2025	2024
2023 Mezzanine Subordinated Convertible notes
Unpaid Principal Balance – current	$421,841	$378,436
Unpaid Principal Balance – noncurrent	994,886	1,416,727
Carrying balance	$1,416,727	$1,795,163
Interest expense on corporate debt instruments	$222,790	$224,783
Accrued interest on 2023 Mezzanine Subordinated Convertible Notes	$147,446	$106,939

2025 Subordinated Convertible Notes

From January 2025 to May 2025, the Company issued subordinated convertible notes (“2025 1.5-year Subordinated Convertible Notes”) to investors for total proceeds of $9,189,000. The 2025 1.5-year Convertible Notes bear interest at the rate of 11.0% - 11.5% per annum. The 2025 1.5 -year Subordinated Convertible Notes pay all accrued but unpaid interest to the investor each month. The outstanding principal and all accrued but unpaid interest is due and payable on July 31, 2026, such that the 2025 1.5-year Subordinated Convertible Notes shall be repaid the earlier of July 31, 2026, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (“2025 1.5-year Subordinated Convertible Notes Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 (“2025 1.5-year Subordinated Convertible Notes Qualified Preferred Financing”) prior to the 2025 1.5-year Subordinated Convertible Notes Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after June 30, 2025, the investor may elect to convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board.

From August 2025 to December 2025, the Company issued subordinated convertible notes (“2025 2-year Subordinated Convertible Notes”) to investors for total proceeds of $9,040,964. The 2025 2-year Convertible Notes bear interest at the rate of 11.5% per annum. The 2025 2-year Subordinated Convertible Notes pay all accrued but unpaid interest to the investor each month. The outstanding principal and all accrued but unpaid interest is due and payable on July 31, 2027, such that the 2025 2-year Subordinated Convertible Notes shall be repaid the earlier of July 31, 2027, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (“2025 2-year Subordinated Convertible Notes Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 (“2025 2-year Subordinated Convertible Notes Qualified Preferred Financing”) prior to the 2025 Subordinated Convertible Notes Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after January, 2026, the investor may elect to convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table summarizes the outstanding balances related to the 2025 Subordinated Convertible notes presented within the Company’s Consolidated Balance Sheets, as well as the interest expense recognized for the years ended December 31, 2025 and 2024 respectively:

	December 31,
	2025	2024
2025 Subordinated Convertible notes
Unpaid Principal Balance – current	$9,189,000	$-
Unpaid Principal Balance – noncurrent	9,040,964	-
Carrying balance	$18,229,964	$-
Interest expense on corporate debt instruments	$937,397	$-
Accrued interest on 2025 Subordinated Convertible Notes	$-	$-

Groundfloor Notes

During the years ended December 31, 2025, and 2024, the Company entered into various secured promissory notes, (the “Groundfloor Notes”), with Investors. The Groundfloor Notes are used by the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land, for commercial purposes. The Groundfloor Notes are issued and secured by the assets of Groundfloor Real Estate 2 LLC, a wholly owned subsidiary of Groundfloor Finance, Inc. As collateral security for Groundfloor Notes, the Company granted first priority security interest in all the loan assets of Groundfloor Real Estate 2 LLC to the Investors in Groundfloor Notes, subject to certain exceptions. The following table describes the terms and amounts of Groundfloor Notes offered as of and for the years ended December 31, 2025 and 2024:

	December 31,
	2025	2024
Groundfloor Notes
Number of notes issued	36	28
Stated interest rate	6.0% - 12.0%	1.0% - 11.5%
Term	30 days – 24 months	30 days – 24 months
Principal outstanding – Short term	$25,262,691	$6,922,900
Principal outstanding – Long term	$17,097,769	$8,587,700
Interest expense recognized for the year	$3,101,326	$2,469,169
Accrued interest as of December 31	$755,905	$3,242

Stairs Notes

During the years ended December 31, 2025, and 2024, the Company entered into various secured promissory notes, (the “Stairs Notes”), with Investors. The Stairs Notes are issued and secured by the assets of Groundfloor Yield LLC, a wholly owned subsidiary of Groundfloor Finance, Inc. Investors in Stairs Notes do not directly invest in Loans held by the Company; rather, the Stairs Notes are general obligations of the Company, and the proceeds thereof will be used primarily to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land, for commercial purposes. As collateral security for Stairs Notes, the Company granted first priority security interest in all the loan assets of its wholly owned subsidiary, Groundfloor Yield LLC, subject to certain exceptions.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table describes the terms and amounts of Stairs Notes offered as of and for the years ended December 31, 2025 and 2024:

	December 31,
	2025	2024
Stairs Notes
Number of notes issued	60	106
Stated interest rate	4.5% - 10.5%	4.0% - 10.25%
Term	30 days – 24 months	30 days – 24 months
Principal outstanding – short term	$88,367,928	$95,249,577
Principal outstanding – long term	$-	$2,696,000
Interest expense recognized for the year	$7,220,713	$8,172,819
Accrued interest as of December 31	$1,553,152	$419,108

Warehouse Facilities

In October 2025, the Company entered into a warehouse facility agreement to fund future bond securitizations. The amount outstanding on the facility depends on the origination volume of eligible loans the Company has made. The Warehouse Facility initially provided a revolving commitment of $27.5 million, with a maturity date of October 31, 2026. On December 31, 2025, the Warehouse Facility was amended to increase the facility’s revolving commitment to $37.5 million. The Warehouse facility is subject to interest rate of SOFR plus 3.25% per annum. As of December 31, 2025, the outstanding balance on the facility, net of deferred expenses related to the closing of the facility, was $17,917,171 and is recorded within Warehouse facilities on the Company’s Consolidated Balance Sheets. For the year ended December 31, 2025, the Company recognized $38,167 of interest expense, recorded within “Interest expense on notes” within the Company’s Consolidated Statements of Operations.

Revolver Loan

In 2025, the Company entered into an agreement with its banking institution, borrowing $10,000,000 against the same amount of cash collateral held within one of its bank account. The loan bears interest at a variable rate of 1.25% above SOFR and has a maturity date of August 8, 2026. As of December 31, 2025 the outstanding balance on the revolver loan was $10,000,000 and is recorded within Short-term notes payable on the Company’s Consolidated Balance Sheets.

In February 2026, the Company fully repaid its $10 million short-term revolver loan. Under the terms of the payoff letter, the Company paid $10,107,611 of principal and interest.

NOTE 10:	BOND OFFERING

In December 2024, the Company completed the issuance of $57,986,000 Class A mortgage-backed notes (“Class A Notes”) through a newly created entity, Groundfloor Mortgage Trust (“Issuer”). The Class A Notes have a stated maturity date of December 2027 and are secured by the underlying Loans of the Issuer. The interest rate on the Class A Notes is 7.387% and payments on the Class A Notes are made on the 25th of each month beginning in January 2025. The stated final payment date of the Notes will be in December 2027.

The Company holds the responsibility to repay the Class A Note holders. The Company will collect repayments on loans that are collateral of the Class A Notes and remit those repayments to the Issuer. The underlying loans have maturity dates through October 2025.

We recognized $1,570,404 of debt offering costs, which have been deferred and will be amortized over the term of the Class A Notes.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In December 2025, the Company used proceeds from the loan collateral to repay the Class A notes in full. The Company recognized the remaining unamortized debt offering costs of $1,550,086. As of December 31, 2025, and 2024, respectively, the Company had $0 and $57,986,000 payable related to the Class A Notes. The Company recognized $2,457,427 and $0 in interest expense within “Interest expense on notes” in the Company’s Consolidated Statements of Operations for the years ended December 31, 2025, and 2024, respectively.

In May 2025, the Company completed the issuance of $62,063,000 Class A mortgage-backed notes (“2025 Class A Notes”) through a newly created entity, Groundfloor Mortgage Trust 2025-1 (“2025-1 Issuer”). The 2025 Class A Notes have a stated maturity date of May 2028 and are secured by the underlying Loans of the 2025-1 Issuer. The interest rate on the 2025 Class A Notes is 7.371% and payments on the 2025 Class A Notes are made on the 25th of each month beginning in June 2025. The stated final payment date of the Notes will be in May 2028.

The Company holds the responsibility to repay the 2025 Class A Note holders. The Company will collect repayments on loans that are collateral of the 2025 Class A Notes and remit those repayments to the Issuer. The underlying loans have maturity dates through September 2026. The net proceeds of loan repayments, not yet used to pay the outstanding note balance is $8,218,924 and included in "Restricted cash" within the Company's Consolidated Balance Sheet as of December 31, 2025.

We recognized $1,428,082 of debt offering costs, which have been deferred and will be amortized over the term of the 2025 Class A Notes. For the year ended December 31, 2025, we recognized $330,838 in amortization of debt offering costs in the Company's Consolidated Statements of Operations. As of December 31, 2025, and 2024, respectively, the Company had $48,678,414 and $0 payable related to the 2025 Class A Notes. The Company recognized $2,598,409 and $0 in interest expense within “Interest expense on notes” in the Company’s Consolidated Statements of Operations for the years ended December 31, 2025, and 2024, respectively.

NOTE 11:	STOCKHOLDERS’ EQUITY (DEFICIT)

Capital Structure

Authorized Shares - As of December 31, 2025, the Company is authorized to issue 30,000,000 shares of no par value common stock and 20,000,000 shares of no par value preferred stock. The preferred stock has been designated as Series B-2 Preferred Stock (the “Series B-2), consisting of 243,348 shares, Series B Preferred Stock (the “Series B”), consisting of 441,940 shares, Series A Preferred Stock (the “Series A”), consisting of 747,373 shares, Series Seed Preferred Stock (the “Series Seed”), consisting of 568,796 shares, Series B-3 Preferred Stock (the “Series B-3”), consisting of 230,000 shares, (collectively, “Preferred Stock”).

Common Stock Transactions

In 2025, the Company launched an offering of its common stock (the “2025 Common Stock Offering”) limited to existing shareholders. The Company offered shares of common stock at $55 per share, with a minimum investment of $550, or 10 shares of common stock. As a result of the offering, the Company received gross proceeds of approximately $226,325 in exchange for the issuance of 4,115 shares of common stock.

Preferred Stock Transactions

Series B-3

In January 2024, the Company launched an offering of its B-3 Preferred Stock (the “2024 B-3 Preferred Stock Offering”) on its platform, limited to existing shareholders. The Company offered shares of its B-3 Preferred Stock at $46 per share. As a result of the offering the Company received gross proceeds of $667,138 in exchange for the issuance of 15,413 shares of Series B-3 Preferred Stock.

From September to December 2024, the Company launched and offering of its B-3 Preferred Stock (the “Republic Offering”) offering shares under Regulation CF, using a third party, Republic, to facilitate the offering. The Company offered shares of its B-3 Preferred Stock at $50 per share. As a result, the company received gross proceeds of $1,147,425, less offering costs of $111,191, in exchange for the issuance of 24,638 shares of Series B-3 Preferred Stock.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of the rights and privileges of the Preferred Stockholders as of December 31, 2025, and 2024.

Voting - The holders of Preferred Stock are entitled to one vote for each share of common stock into which the preferred shares are convertible.

Liquidation - Upon any liquidation, dissolution, or winding up of the Company, the holders of Series B-2 shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series B, Series A, Series Seed, Series B-3 or common stock, an amount per share equal to the greater of: i) the Series A original issue price of $30.82 per share, plus any dividends declared but unpaid, and ii) such amount per share as would have been payable had all shares of Series B-2 been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series B-2 the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series B-2 pro rata in accordance with their ownership thereof.

After payment in full of the Series B-2 preference amount, the Series B stockholders are entitled to a liquidation preference equal to the greater of: i) the Series B original issue price of $18.23 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series B been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series B the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series B pro rata in accordance with their ownership thereof.

After payment in full of the Series B preference amount, the Series A stockholders are entitled to a liquidation preference equal to the greater of: i) the Series A original issue price of $6.69 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series A been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series A the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series A pro rata in accordance with their ownership thereof.

After payment in full of the Series A preference amount, the Series Seed stockholders are entitled to a liquidation preference equal to the greater of: i) the Series Seed original issue price of $5.205 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series Seed been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series Seed the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series Seed pro rata in accordance with their ownership thereof.

After payment in full of the Series Seed preference amount, the Series B-3 stockholders are entitled to a liquidation preference equal to the greater of: i) the Series B-3 original issue price of $43.90 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series B-3 been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series B-3 the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series B-3 pro rata in accordance with their ownership thereof.

Any assets remaining after such preferential distribution shall be distributed to holders of the common stock.

Conversion - Shares of Preferred Stock are convertible into shares of common stock at the option of the holder at any time. The number of common stock shares for Preferred Stock can be determined by dividing the original issue price by the then-effective conversion price.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Mandatory Conversion - All outstanding shares of Preferred Stock shall automatically be converted into shares of common stock upon the closing of the sales of shares of common stock to the public, with gross proceeds to the Company of at least $20,000,000. All outstanding shares of Series B-2, Series B, Series A, Series Seed, and Series B-3 Stock shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B-2, Series B, Series A, Series Seed, and Series B-3 Stock, respectively, each voting as a single class.

Dividends - All dividends shall be declared pro rata on the common stock and Preferred Stock on a pari passu basis according to the numbers of common stock held by such holders on an as converted basis.

NOTE 12:	STOCK OPTIONS AND WARRANTS

Stock Options

The Company adopted the 2013 Stock Option Plan (“2013 Plan”) in August 2013 and subsequently amended it in January 2022 (“Amended Plan”). The Amended Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options, and restricted stock awards. The Company has reserved a total of 950,000 shares of common stock for issuance pursuant to the Amended Plan. The plan expired and was not further amended.

In February of 2024, the Company adopted the 2024 Stock Option Plan (“2024 Plan”). The 2024 Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options, and restricted stock awards. The Company has reserved a total of 638,584 shares of common stock for issuance pursuant to the 2024 Plan. As of December 31, 2025, 311,108 shares of the Company’s common stock remained available for future issuance under the 2024 Plan.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company’s stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options. Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The expected term for options granted to non-employees is the contractual life. The risk-free rate is based on the United States Treasury yield curve for the expected life of the option.

Management used the Black-Scholes-Merton option pricing model to determine the fair value of options issued during the years ended December 31, 2025, and 2024.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The assumptions used to calculate the fair value of stock options granted are as follows:

For the Year Ended December 31, 2025	Non- Employees	Employees
Estimated dividend yield	-%	-%
Expected stock price volatility	55%	50%
Risk-free interest rate	4.37% - 4.58%	3.70% - 4.40%
Expected life of options (in years)	10	6.25
Weighted-average fair value per share	$34.83	$28.03

For the Year Ended December 31, 2024	Employees
Estimated dividend yield	%
Expected stock price volatility	50%
Risk-free interest rate	4.00% - 4.54%
Expected life of options (in years)	6.25
Weighted-average fair value per share	$25.90

The following summarizes the stock option activity for the years ended December 31, 2025, and 2024:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2023	701,758	$17.71	6.3	$19,051,000
Exercised	(46,843)	1.17
Terminated	(74,230)	19.27
Granted	34,650	40.32
Outstanding as of December 31, 2024	615,335	$19.39	5.9	$18,753,000
Exercised	(11,364)	3.70
Terminated	(108,957)	23.01
Granted	48,350	52.35
Outstanding as of December 31, 2025	543,364	$21.67	5.6	$18,111,000
Exercisable as of December 31, 2025	464,340	$17.81	5.1	$17,267,000
Expected to vest after December 31, 2025	79,024	$48.64	8.8	$514,000

As of December 31, 2025, there was approximately $1,633,400 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.8 years. The total intrinsic value of stock option awards exercised was approximately $531,200 during the fiscal year ended December 31, 2025.

The Company recorded approximately $162,118 and $41,434 in non-employee and $1,331,461 and $1,091,867 in employee share-based compensation expense during 2025 and 2024, respectively.

Performance-Based Grants

During 2021, the Company granted performance-based awards to employees that entitled the recipients to earn up to 162,500 shares, if certain performance criteria are achieved over a pre-determined eligibility period. The actual number of shares to be issued will be determined by when performance criteria are met during such period. The performance-based awards granted are based upon the Company’s ability to achieve certain investor customer acquisition targets. Performance based awards are recognized as compensation expense based on fair value on date of grant, the number of shares management ultimately expects to vest and the vesting period. As of December 31, 2025 there are no eligible performance-based awards exercisable, as the milestone has not been met.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The grant date fair value of the options was calculated using the Black-Scholes-Morton pricing model, resulting in a total grant date fair value of approximately $502,800, or $9.28 per option.

During the years ended December 31, 2025 and 2024, the Company recognized $14,824 and $102,000 in share based compensation expense for performance awards, respectively. The total unrecognized compensation cost related to performance awards was $0 and $74,000 at December 31, 2025, and 2024, respectively.

Equity Incentive Plan

In February 2022, the Company issued stock options to certain employees, which contained an early-exercise provision, whereby the options were exercisable immediately by the holder upon issuance. Pursuant to the terms of the stock-option agreement, certain of the employees elected to participate in the early exercise option to purchase shares of the Company’s common stock. The Company issued 224,000 shares of common stock, at a per share price of $19.20, to the employees who elected to participate in the early exercise.

Shares of common stock issued upon the early exercise of options are not considered outstanding, for accounting purposes, as the grantee is not yet entitled to the rewards of share ownership. As such, the shares of common stock resulting from the early exercise are not shown as outstanding on the face of the Company’s Consolidated Balance Sheet and are excluded from earnings (loss) per share until the satisfaction of the vesting conditions have been met.

The shares of common stock were purchased by each employee in exchange for a promissory note (the “Note”), which accrues interest at the rate of 1.4% per annum and is partially collateralized by the assets of the employee (the notes are 50% recourse and 50% non-recourse). Although the promissory note was issued as partially recourse, the Note must be accounted for as non-recourse in its entirety as the recourse provisions of the Note are not aligned with a corresponding percentage of the underlying shares.

Accordingly, the Company has accounted for the combination of the issuance of promissory notes to employees in exchange for shares of common stock as a stock option for accounting purposes, as the substance is similar to the grant of an option. While the shares of common stock purchased by the employees in exchange for a promissory note are considered legally issued, the shares are not deemed, for accounting purposes, outstanding until all of the options are fully vested and the outstanding principal and accrued interest due on the note is repaid in full.

The grant date fair value of the options was calculated using the Black-Scholes-Morton pricing model, resulting in a total grant date fair value of approximately $2,270,000, or $9.38 per option.

During the years ended December 31, 2025 and 2024, 9,556 and 70,667 of the remaining outstanding shares vested and the Company recognized $90,020 and $661,311 of share-based compensation expense related to these options, respectively.

No shares were exercised during the year ended December 31, 2025. However, 200,000 shares that were exercised early at the grant date have fully vested, and as such, the Company recognized them as common stock, as the constraints upon the shares have been lifted.

At December 31, 2025, the unrecognized stock-based compensation cost related to the unvested shares was approximately $3,200, which will be recognized over a weighted-average remaining vesting period of 0.1 years.

At December 31, 2024, the unrecognized stock-based compensation cost related to the unvested shares was approximately $90,020, which will be recognized over a weighted-average remaining vesting period of 0.2 years.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Restricted Stock

In October 2021, an employee purchased 34,720 shares of common stock (the “Restricted Stock”) at a purchase price of $19.20, under the terms of a restricted common stock purchase agreement. These shares were purchased in exchange for a promissory note (the “Promissory Note”) equal to $666,624. The Restricted Stock issuance vests in equal installments every three-months after the Initial Vesting Commencement Date, subject to the employee’s continuous service with the Company. The Company may repurchase all of the unvested shares following the employee’s termination at the original purchase price. The Promissory Note accrue interest at the rate of 0.86% per annum and are repayable at the earlier of (a) October 15, 2025; (b) the occurrence of SOX compliance issues; or (c) the occurrence of a change of control. The Promissory Note is fully collateralized by the 34,720 shares purchased by the employee per the restricted common stock purchase agreement.

The Promissory Note issued by the Company is stated as a full-recourse note however management has accounted for the Promissory Note as a non-recourse since note is forgiven in 1/5th installments at the yearly anniversary of employment and the amount of the note is aligned with a corresponding percentage of the underlying shares. Accordingly, the non-recourse note received by the Company as consideration for the issuance of the restricted stock has been considered a stock option for accounting purposes as the substance is similar to the grant of an option. The exercise price is the principal due on the note. The stated interest rate of the Promissory Note is reflected as the dividend yield. The fair value of the award is recognized over the requisite service period (not the term of the Promissory Note) through a charge to compensation cost. The maturity date of the Promissory Notes reflects the legal term for purposes of valuing the award.

The grant date fair value of the Restricted Stock was calculated using the Black-Scholes-Morton pricing model, resulting in a total grant date fair value of approximately $325,700, or $9.38 per option.

During the year ended December 31, 2024, 8,680 shares of Restricted Stock vested and $133,333 of the Promissory Note was forgiven. The forgiveness of the Promissory Note resulted in a fair value remeasurement of the Restricted Stock issuance.

At remeasurement during the year ended December 31, 2024, the grant date fair value of the Restricted Stock was calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $50 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 3.89%, (iv) a weighted average estimated term of 6.25 years, (v) volatility of 50%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $369,582, or $26.61 per option.

During the years ended December 31, 2025 and 2024, Stock-based compensation expense of $0 and $305,000 was recognized for Restricted Stock awards, respectively. There is no remaining unrecognized compensation cost related to the Restricted Stock awards as of December 31, 2025.

In November 2024, the employee terminated their relationship with the Company. The Company agreed to forgive $99,994 of the remainder of the promissory note, and repurchased 8,680 shares to settle the remaining $166,656 on the promissory note.

Warrants

The Company has 62,324 and 62,324 warrants issued and outstanding, for the purchase of common stock, at December 31, 2025 and 2024, respectively. The Company recognized expense of $0 and $0 related to amortization of warrant discounts for the years ended December 31, 2025, and 2024, respectively.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 13:	SEGMENT INFORMATION

Description of Segments and Change in Reportable Segments

Groundfloor Finance, Inc. (the “Company”) manages its business and reports financial results through two reportable segments: Investing and Lending. These reportable segments reflect the manner in which the Company’s chief operating decision maker (“CODM”), the Chief Executive Officer, organizes the business, allocates resources, and evaluates operating performance.

Effective January 1, 2025, the Company realigned its organizational structure, which resulted in a change from one reportable segment to two reportable segments. Prior to this change, the Company operated as a single reportable segment. The change in segments was driven by a change in management reporting structure to better support the activities of the business components, each with its own unique characteristics, customers, and business model. As a result, the CODM began regularly reviewing discrete financial information for the Investing and Lending segments separately for purposes of assessing performance and allocating resources.

Prior-period results have been recast to conform to the current segment presentation in accordance with ASC 280, Segment Reporting.

The Investing segment offers a variety of products to investors. The Lending segment lends capital to real estate developers for use in developing residential real estate assets.

Measure of Segment Profit or Loss and CODM

The CODM evaluates performance and allocates resources based on adjusted net cash flow for each reportable segment. The CODM uses this measure in the annual budget and forecasting process and considers variances between actual performance and the budget on a quarterly and annual basis to assess the performance of each segment.

Other segment items represent the difference between segment revenues, less the significant expenses disclosed above, and each reported measure of segment profit or loss. Other segment items are principally composed of operating expenses.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Segment Financial Information

The following tables present information about the Company’s reportable segments for the years ended December 31, 2025 and 2024:

2025
	Lending	Investing	Total
Non-interest revenue	$20,875,201	$467,823	$21,343,024
Interest revenue	13,778,987	3,965,661	17,744,648
Interest expense	(14,073,333)	(640,814)	(14,714,147)
	20,580,855	3,792,670	24,373,525
Reconciliation of revenue
Other revenue			1,358,335
Noncash adjustments(1)			2,010,293
Total consolidated revenue, net			$27,742,153
Less:
Cost of revenue	8,942,986	445,566
Compensation and benefits expense	6,513,727	5,736,686
Other segment items	231,206	3,565,611
Segment adjusted net cash flow	4,892,936	(5,955,193)	$(1,062,257)
Reconciliation of profit or loss
(segment adjusted net cash flow)
Other adjusted net cash flow(2)			(5,252,400)
Interest expense on corporate debt instruments			(2,164,219)
Depreciation and amortization			(2,378,887)
Stock-based compensation			(1,227,049)
Other noncash adjustments			1,013,359
Net loss			$(11,071,453)

(1)	Adjustments consist of cash to accrual basis adjustments to revenue, such as amortization of deferred origination fees for loans to developers carried at amortized cost.

(2)	Other adjusted net cash flow represents shared corporate costs not allocated to segments for assessing performance and allocating resources.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2024 (Recast)
	Lending	Investing	Total
Non-interest revenue	$15,037,661	$336,682	$15,374,343
Interest revenue	10,788,816	2,591,315	13,380,131
Interest expense	(10,225,011)	(233,212)	(10,458,223)
	15,601,466	2,694,785	18,296,251
Reconciliation of revenue
Other revenue			520,489
Noncash adjustments(1)			(2,743,633)
Total consolidated revenue, net			$16,073,107
Less:
Cost of revenue	5,412,017	407,218
Compensation and benefits expense	4,863,939	6,764,016
Other segment items	303,637	4,236,596
Segment adjusted net cash flow	5,021,873	(8,713,045)	$(3,691,172)
Reconciliation of profit or loss
(segment adjusted net cash flow)
Other adjusted net cash flow(2)			(2,256,714)
Interest expense on corporate debt instruments			(1,179,719)
Depreciation and amortization			(2,294,441)
Stock-based compensation			(1,896,066)
Other noncash adjustments			(2,264,783)
Net loss			$(13,582,895)

(1)	Adjustments consist of cash to accrual basis adjustments to revenue, such as amortization of deferred origination fees for loans to developers carried at amortized cost.

(2)	Other adjusted net cash flow represents shared corporate costs not allocated to segments for assessing performance and allocating resources.

Total assets for each reportable segment are not presented, as the CODM does not evaluate performance or allocate resources based on segment assets.

Major Customers

No single external customer accounted for 10% or more of the Company’s consolidated revenues during the years ended December 31, 2025 and 2024.

NOTE 14:	INCOME TAXES

The Company has incurred net operating losses since inception. Due to the Company’s history of losses, there is not enough evidence at this time to support the conclusion that it will generate future income of a sufficient amount and nature to utilize the benefits of the Company’s net deferred tax assets. Accordingly, the Company fully reduced its net deferred tax assets by a valuation allowance, since it has been determined that it is more likely than not that all of the deferred tax assets will not be realized.

On December 22, 2017, the United States enacted new tax reform legislation which reduced the corporate tax rate to 21% effective for the tax year beginning January 1, 2018. Under Accounting Standards Codification 740, the effects of new tax legislation are recognized in the period which includes the enactment date. As a result, the deferred tax assets and liabilities existing on the enactment date must be revalued to reflect the rate at which these deferred balances will reverse. The corresponding adjustment would generally affect the income tax expense (benefit) shown on the Consolidated Statements of Operations. However, since the Company has a full valuation allowance applied against its deferred tax asset, there is no impact to the income tax expense for the year ended December 31, 2025.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For tax years beginning on or after January 1, 2022, the Tax Act eliminates the option to currently deduct research and development expenses and requires taxpayers to capitalize and amortize them over five years for research activities performed in the United States and 15 years for research activities performed outside the United States pursuant to Section 174 of the Code.

On July 4, 2025, H.R. 1, Public Law 119-21 (commonly referred to as the OBBB) was enacted, introducing significant changes to U.S. federal income tax law. The Act extends or modifies several provisions originally enacted under the Tax Cuts and Jobs Act that are relevant to corporate taxpayers. The OBBB reinstates 100% bonus depreciation for certain qualified property placed in service after December 31, 2024, with a phasedown beginning in later years, and modifies the treatment of domestic research and experimental expenditures pursuant to Section 174 of the Code by permitting current expensing or amortization over alternative recovery periods and allows for accelerated recovery of certain previously capitalized amounts. The changes to the treatment of research and experimental expenditures and accelerated cost recovery provisions primarily affect the timing of deductions and the related deferred tax balances. The Company’s analysis considered the impact of these provisions on current and deferred income taxes, including the realizability of deferred tax assets. The Company does not expect these provisions to materially affect its long-term effective tax rate.

For the year ended December 31, 2025 and 2024, the Company has capitalized $6.02 million and $6.07 million of research and development expenses, respectively. This has resulted in an increase in the deferred tax asset associated with capitalized research and development expense by $0.73 million and $0.45 million as of December 31, 2025, and 2024, respectively.

The Company has evaluated the applicability of Section 163(j) of the Code and determined that for the year ended December 31, 2025, the Company is not subject to limitations on the deductibility of interest expense.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s deferred income tax assets and liabilities as of December 31, 2025, and 2024, are as follows:

	December 31,
	2025	2024
Deferred income tax assets and liabilities:
Net operating loss carryforwards	$12,580,000	$9,107,000
Capitalized research and development expense	1,493,000	2,112,000
Research and development credit carryforward	2,140,000	1,414,000
Share-based compensation	758,000	844,000
Depreciation and amortization	(446,000)	(2,000)
Accrued expenses	105,000	-
Operating lease liabilities	276,000	299,000
Right-of-use assets	(237,000)	(274,000)
Disallowed interest expense carryforward	-	642,000
Other reconciling items	9,000	-
Valuation allowance	(16,678,000)	(14,142,000)
	$-	$-

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such asset. The valuation allowance increased by $2,536,000 and $3,034,000 during the years ended December 31, 2025, and 2024, respectively.

As of December 31, 2025, the Company has federal and state net operating loss carryforwards of approximately $36,226,000 available to offset future federal and state taxable income, which begin to expire in 2029. In general, a corporation’s ability to utilize its NOL and research and development credit carryforwards may be substantially limited due to the ownership change limitations as required by Section 382 and 383 of the Internal Revenue Code of 1986, as amended (Code), as well as similar state provisions. The federal and state Section 382 and 383 limitations may limit the use of a portion of the Company’s domestic NOL and tax credit carryforwards. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Income taxes computed at the statutory federal income tax rate are reconciled to the provision for income tax expense for 2025 and 2024 as follows:

	2025		2024
	Amount	% of Pre- Tax Earnings	Amount	% of Pre- Tax Earnings
Income tax expense (benefit) at statutory rate	$(2,089,000)	(21.0)%	$(3,013,000)	(21.0)%
State taxes (net of federal benefit)	(360,000)	(3.6)%	(652,000)	(4.5)%
Non-deductible expenses	61,000	0.6%	296,000	2.1%
True-up adjustment for deferred items	578,000	5.8%	697,000	4.9%
Tax credits (research & development)	(726,000)	(7.3)%	(362,000)	(2.6)%
Change in valuation allowance	2,536,000	25.5%	3,034,000	21.1%
Provision for income tax expense	$-	-%	$-	-%

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2025, and 2024, the Company had no accrual related to uncertain tax positions.

NOTE 15:	RELATED PARTY TRANSACTIONS

Moma Walnut, LLC

In June 2019, the Company extended a fully collateralized loan to Moma Walnut, LLC, an entity that is owned and operated by a former director of the Company. The loan has a principal amount of $400,000, bears interest at a stated rate of 5% per annum, and was initially due within 30 days. Terms were subsequently modified in August 2019 to increase the interest rate to 13% per annum and extend the maturity date to August 11, 2020. In September 2020, the terms were again amended to retroactively change the interest rate to 10% per annum and to require monthly interest payments. As of December 31, 2025, and 2024, the related party loan receivable and accrued interest thereon are presented in the Consolidated Balance Sheets as a component of “Other current assets” in the amount of $303,333 and $303,333, respectively.

Groundfloor Loans 2, LLC

In 2025, The Company issued a note payable to Groundfloor Loans 2, LLC in the amount of $22,334,000. The note will make payments of interest and principal beginning in January 2026 through its maturity date in January 2028. The note bears a variable interest rate and had an interest rate of 10% as of December 31, 2025. As of December 31, 2025, $22,334,000 was outstanding. $9,926,795 is due within one year and is included within “Short-term notes payable” in the Company’s Consolidated Balance Sheet, and $12,407,205 is included within “Long-term notes payable” in the Company’s Consolidated Balance Sheet as of December 31, 2025. The Company recognized interest expense of $513,128 for the year ended December 31, 2025 and had accrued interest payable of $513,128 outstanding as of December 31, 2025.

NOTE 16:	COMMITMENTS AND CONTINGENCIES

The Company has noncancelable operating lease agreements for office space. The leases contain a renewal option within 67 months of the commencement date of April 2024 and a renewal option within 36 months of the commencement date of March 2025.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2023 the Company entered into a new lease, effective April 1, 2024. At the time of lease inception, the Company recognized a Right-of-use (“ROU”) asset of $1,197,159 and lease liability of $1,205,466 with an incremental borrowing rate of 11% and weighted average remaining lease period of 5.3 years.

In March 2025, the Company entered into a noncancelable operating lease agreement for office space. At the time of the lease inception, the company recognized a Right-of-use (“ROU”) asset of $81,339 and lease liability of $81,339 with an incremental borrowing rate of 7.39% and remaining lease period of 3 years.

The ROU asset and lease liability are included within “Other Assets” and “Other Liabilities,” respectively, in our Consolidated Balance Sheet.

Rent expense for operating lease, which has escalating rents over the term of the lease, is recorded on a straight-line basis over the minimum lease terms. Rent expense under the operating lease, and previous short-term lease was $322,321 and $362,479 as a component of “General and administrative” in the Consolidated Statements of Operations for the years ended December 31, 2025, and 2024, respectively.

Supplemental cash flow and noncash information related to our operating leases were as follows for the years indicated.

	Year ended December 31,
	2025	2024
Cash paid for amounts included in the measurement of operating lease liabilities
Operating cash flows from operating leases	$262,055	$130,340
Noncash operating lease ROU assets obtained in exchange for operating lease liabilities
Resulting from new or modified leases	$81,339	$1,197,159

Supplemental balance sheet information related to our operating leases was as follows as of the dates indicated.

	December 31, 2025	December 31, 2024
Operating lease ROU assets	$956,563	$1,071,329
Operating lease liabilities	1,112,864	1,171,148
Weighted average remaining lease term (in years)	3.7	4.8
Weighted average discount rate	10.8%	11.0%

The following table provides a reconciliation of the total undiscounted cash flows related to our future lease obligations recorded in other liabilities in the Consolidated Balance Sheets in accordance with ASC 842.

December 31, 2025
2026	332,110
2027	369,641
2028	357,084
2029	299,564
2030 and thereafter	-
Total lease payments	$1,358,399
Less: imputed interest	(245,535)
Operating lease liabilities	$1,112,864

The Company is subject to legal proceedings which arise in the ordinary course of business.  In the opinion of the Company, the resolution of these matters will not have a material adverse impact on the Company’s consolidated financial position or results of operations.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 17:	SUBSEQUENT EVENTS

Subsequent events were evaluated through March 31, 2026, the date the Consolidated Financial Statements were available to be issued. Based on this evaluation, it was determined that subsequent events have occurred that require disclosure in the consolidated financial statements.

In January 2026, the offering memorandum for GF Loans 3 LLC was qualified by the SEC and the entity substantially began operations. This resulted in a deconsolidation event, which will result in approximately $26 million of Loans to developers, at fair value and Subscriptions payable, including the related accrued interest receivable and payable to be derecognized from the Company’s Consolidated Balance Sheet in 2026.

In January 2026, the maximum commitment amount under the warehouse facility was amended to $45.0 million.

In January 2026, the Company entered into a settlement agreement to resolve legal proceedings arising in the ordinary course of business. Under the terms of the agreement, the Company received cash proceeds totaling $750,000 in January and February 2026. The settlement resulted in a gain of $750,000, which will be recognized in 2026.

In February 2026, the Company completed the issuance of $56,250,000 Class A mortgage-backed notes (“2026-1 Class A Notes”) through a newly created entity, Groundfloor Mortgage Trust 2026-1 (“2026-1 Issuer”). The 2026-1 Class A Notes have a stated maturity date of May 2029 and are secured by the underlying Loans of the 2026-1 Issuer. The interest rate on the 2026-1 Class A Notes is 6.193% and payments on the 2026-1 Class A Notes are made on the 25th of each month beginning in March 2026. The stated final payment date of the Notes will be in May 2029.

Summary Financial Information

The audited Consolidated Statements of Operations data set forth below with respect to the years ended December 31, 2025, and December 31, 2024 are derived from, and are qualified by reference to, the audited Consolidated Financial Statements and should be read in conjunction with those audited Consolidated Financial Statements and Notes thereto.

	Year Ended December 31,
	2025	2024
Revenue:
Origination fees	$16,513,996	$9,527,972
Loan servicing revenue	10,791,868	7,878,600
Net interest income on loans to developers	18,246,383	9,308,523
Total revenue	45,552,247	26,715,095
Interest expense on notes	(17,810,094)	(10,641,988)
Revenue, net	27,742,153	16,073,107
Cost of revenue	(3,815,966)	(2,658,630)
Gross profit	23,926,187	13,414,477
Operating expenses:
General and administrative	12,046,760	10,729,269
Sales and customer support	11,949,420	6,211,651
Development	4,948,364	5,900,491
Regulatory	1,763,887	1,014,939
Marketing and promotions	2,050,270	2,508,311
Total operating expenses	32,758,701	26,364,661
Loss from operations	(8,832,515)	(12,950,184)
Other income (expense):
Interest expense on corporate debt instruments	(2,164,219)	(1,179,719)
Other (expense) income	(74,719)	547,008
Total other expense, net	(2,238,938)	(632,711)
Net loss	(11,071,453)	(13,582,895)
Less: Net (loss) income attributable to non-controlling interest in consolidated VIE	(666,757)	762,736
Net loss attributable to Groundfloor Finance Inc.	$(10,404,695)	$(14,345,631)

Groundfloor’s audited Consolidated Financial Statements for the year ended December 31, 2025, included a going concern note from its auditors. Since Groundfloor’s inception, Groundfloor has financed its operations through debt and equity financings. Groundfloor intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

*                       *                       *

CAPITALIZATION

The following tables reflect Groundfloor’s capitalization as of December 31, 2025 and 2024 (audited). The tables are not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing or the subsequent closings of any financings.

The historical data in the tables is derived from and should be read in conjunction with Groundfloor’s Consolidated Financial Statements and in conjunction with the section entitled “Management Discussion and Analysis.”

	Amounts Outstanding as of December 31, 2025	Amounts Outstanding as of December 31, 2024
Stockholders’ equity (deficit):
Common stock, no par value	$17,416,477	$16,702,657
Preferred stock, no par value	24,528,894	24,528,894
Additional paid-in capital	10,647,304	9,420,255
Accumulated deficit	(64,756,637)	(54,351,942)
Company’s stockholders’ equity (deficit)	(12,163,962)	(3,700,136
Non-controlling interest in consolidated VIE	364,921	1,331,678
Total stockholders’ equity (deficit)	$(11,799,041)	$(2,368,458)

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion is in conjunction with Groundfloor’s audited Consolidated Financial Statements and the related notes thereto.

Overview

Groundfloor Finance Inc. (“Groundfloor” or “Groundfloor Finance”) maintains and operates the Groundfloor Platform for use by us and Groundfloor subsidiaries to provide real estate development investment opportunities to the public. Groundfloor was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of our common stock. In August 2014, Groundfloor converted into a Georgia corporation and changed its name to Groundfloor Finance Inc. Groundfloor Properties GA LLC, a wholly-owned subsidiary, was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1 LLC, Groundfloor Real Estate 2 LLC, Groundfloor Real Estate 3 LLC, Groundfloor Yield LLC, Groundfloor Depositor, LLC, Groundfloor Mortgage Trust, LLC, Groundfloor Labs, LLC, Groundfloor Credit 1, LLC, Groundfloor Credit 2, LLC, and Groundfloor Credit 3, LLC are wholly-owned subsidiaries that were created for the purpose of financing real estate in any state. Groundfloor Advisors, LLC is a wholly-owned subsidiary that was created for the purpose of managing certain subsidiary entities. Groundfloor Land, LLC, Groundfloor Homeshares, LLC and Groundfloor Nectar SPV I, LLC are wholly-owned subsidiaries created for the purpose of entering into agreements with independent third parties. RTL 2025-GF Repo Trust is a wholly-owned subsidiary that was created for the purpose of establishing the Warehouse Facility. Groundfloor Real Estate, LLC and Groundfloor Holdings GA, LLC are currently inactive and management does not have plans to use this entity in the near future.

Investment in Joint Ventures

In November 2021, the Company entered into a limited liability company agreement with two independent third-parties, to form a joint venture, Groundfloor Jacksonville, LLC (“Jacksonville JV” or “the JV”). The joint venture was formed to scale origination and investor activity in the fix-and-flip/buy-and-hold sector of the Jacksonville, Florida market by increasing the production of existing loan products offered by Groundfloor and its Affiliates and potentially developing new products.

The Jacksonville JV commenced operations on January 1, 2022. The results of the Jacksonville JV are consolidated within our financial statements, as the JV has been determined to be a Variable Interest Entity (“VIE”), for which Groundfloor is the primary beneficiary.

As of December 31, 2025, Groundfloor has invested $12,000 in the Jacksonville JV in the form of their initial capital contribution, as well as $2.5 million of loan financing under the terms of the Jacksonville JV Credit Facility Agreement.

For the years ended December 31, 2025 and 2024, the Jacksonville JV recorded a net loss of $1.1 million and net income of $1.3 million, respectively, and the non-controlling interest in the Jacksonville JV was $0.4 million and $1.3 million, respectively. See Note 3, Variable Interest Entities, to the accompanying Notes to the Consolidated Financial Statements for additional information.

Funding Loan Advances

To date, the Company has entered into the following financial arrangements designed to facilitate Loan advances.

Starting in November 2018 and continuing through December 31, 2025, Groundfloor entered into various Groundfloor Notes, secured promissory notes, with investors. The Groundfloor Notes are used for the purpose of the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land for commercial purposes. The principal outstanding as of December 31, 2025 and 2024, was $42.3 million and $15.5 million, respectively.

Starting in January 2021 and continuing through December 31, 2025, Groundfloor entered into various Stairs Notes, secured promissory notes, with Investors. Investors in Stairs Notes do not directly invest in Loans held by the Company; rather, the Stairs Notes are general obligations of the Company, and the proceeds thereof are used primarily to continually expand and replenish the portfolio of Loans owned by the Company. The use of the funds generated by the Stairs Notes offering can be adjusted at the discretion of the business as business needs change. The principal outstanding as of December 31, 2025 and 2024, was $88.4 million and $97.9 million, respectively.

Financial Position and Operating History

In connection with their audit for the year ended December 31, 2025, our auditors expressed substantial doubt about our ability to continue as a going concern due to our losses and cash outflows from operations. To strengthen our financial position, Groundfloor have continued to raise additional funds through convertible debt and equity offerings.

Groundfloor has a limited operating history and has incurred a net loss since our inception. Our net loss was $10.4 million for the year ended December 31, 2025. To date, Groundfloor has earned limited revenues from origination and servicing fees charged to borrowers in connection with the loans made by the Company and its wholly-owned subsidiaries GRE 1 and Groundfloor GA corresponding to the LROs and Georgia Notes. Groundfloor has funded our operations primarily with proceeds from our convertible debt and preferred stock issuances, which are described below under “Liquidity and Capital Resources”. Over time, Groundfloor expects that the number of borrowers and lenders, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

The proceeds from the sale of LROs described in our Consolidated Financial Statements will not be used to directly finance our operations. Groundfloor will use the proceeds from sales of LROs exclusively to originate the Loans that correspond to the corresponding series of LROs sold to investors. However, Groundfloor collects origination and servicing fees on Loans Groundfloor is able to make to Developers, which Groundfloor recognizes as revenue. The more Loans Groundfloor is able to fund through the proceeds of our offerings, the more fee revenue Groundfloor will make. With increased fee revenue, our financial condition will improve. However, Groundfloor does not anticipate this increased fee revenue to be able to fully support our operations through the next twelve months.

Groundfloor’s operating plan calls for a continuation of the current strategy of raising equity and, in limited circumstances, debt financing to finance its operations until Groundfloor reaches profitability and becomes cash-flow positive, which Groundfloor does not expect to occur before 2026. Groundfloor’s operating plan calls for significant investments in website development, security, investor sourcing, loan processing and marketing, and for several rounds of equity financing before Groundfloor reaches profitability.

To date, the company has raised funds for operations through multiple common stock, preferred stock, and convertible note fundraising rounds. In 2025, the company raised approximately $60.8 million in new operating capital through a combination of common stock and bond offerings during the year. See “Liquidity and Capital Resources” below for additional detail of the Company’s capital raises.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our Consolidated Financial Statements, which Groundfloor has prepared in accordance with generally accepted accounting principles. The preparation of these Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in Note 1 to our audited Consolidated Financial Statements.

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed, and it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight-line basis over the project’s estimated useful life, generally three years. Capitalized internal use software development costs consist of fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of our website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Share Based Compensation

Groundfloor accounts for share-based compensation using the fair value method of accounting which requires all such compensation to employees and nonemployees, including the grant of employee stock options, restricted stock, and performance-based awards, to be recognized in the income statement based on its fair value at the measurement date (generally the grant date). The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

Allowance for Current Expected Credit Losses

The Company records an allowance for credit losses in accordance with the current expected credit loss (“CECL”) Standard on the loan portfolio on a collective basis by assets with similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assessed these assets on an individual basis.

The CECL Standard requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the economic environment. The Company utilizes a loss-rate approach for estimating current expected credit losses. In accordance with the loss-rate method, an adjusted historical loss rate is applied to the amortized cost of an asset or pool of assets at the balance sheet date.

In determining the CECL allowance, we considered various factors including (i) historical loss experience in our portfolio (ii) current performance of the U.S. residential housing market, (iii) future expectations of the U.S. residential housing market, and (iv) future expectations of short-term macroeconomic environment. Management estimates the allowance for credit losses using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. We utilize a reasonable and supportable forecast period of 12 months. The allowance for credit losses is maintained at a level sufficient to provide for expected credit losses over the life of the loan based on evaluating historical credit loss experience and making adjustments to historical loss information applied to the current loan portfolio. Refer to Note 4 of the Condensed Consolidated Financial Statements for further information regarding the CECL allowance.

The Company made an accounting policy election to exclude “Interest receivable on loans to developers” from the amortized cost basis of loans in determining the CECL allowance, as any uncollected accrued interest receivable is written off in a timely manner. Refer to “Nonaccrual and Past Due Loans” section below for a description of the Company’s policies established to write-off interest.

Payments to holders of LROs, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will decrease or increase the reserve for the associated LROs. The allowance calculated for Loans is accordingly applied as the reserve for LROs. The allowance for expected credit losses on “Loans to developers” is presented separately in the Condensed Consolidated Balance Sheets as “Allowance for loans to developers”, while the allowance for “Limited recourse obligations” is presented separately on the Condensed Consolidated Balance Sheet as “Allowance for limited recourse obligations”.

Nonaccrual and Past Due Loans

Accrual of interest on “Loans to developers” and corresponding “Limited recourse obligations” is discontinued when, in management’s opinion, the collection of the interest income is less than probable. “Interest income” and “Interest expense” on the “Loans to developers” and the corresponding “Limited recourse obligations” are discontinued and placed on nonaccrual status at the time the Loan is 180 days delinquent unless the Loan is well secured and in process of collection. A Loan may also be placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful based on the status of the underlying development project, even if the Loan is not yet 180 days delinquent. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The “Loans to developers” and corresponding “Limited recourse obligations” are charged off to the extent principal or interest is deemed uncollectible. All interest accrued but later charged off for “Loans to developers” and “Limited recourse obligations” is reversed against “Interest income” and “Interest expense”, respectively.

Provision for Income Taxes

Groundfloor accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Results of Operations

Years Ended December 31, 2025 and 2024

	Year Ended December 31,
	2025	2024
Revenue:
Origination fees	$16,513,996	$9,527,972
Loan servicing revenue	10,791,868	7,878,600
Net interest income on loans to developers	18,246,383	9,308,523
Total revenue	45,552,247	26,715,095
Interest expense on notes	(17,810,094)	(10,641,988)
Revenue, net	27,742,153	16,073,107
Cost of revenue	(3,815,966)	(2,658,630)
Gross profit	23,926,187	13,414,477
Operating expenses:
General and administrative	12,046,760	10,729,269
Sales and customer support	11,949,420	6,211,651
Development	4,948,364	5,900,491
Regulatory	1,763,887	1,014,939
Marketing and promotions	2,050,270	2,508,311
Total operating expenses	32,758,701	26,364,661
Loss from operations	(8,832,515)	(12,950,184)
Other income (expense):
Interest expense on corporate debt instruments	(2,164,219)	(1,179,719)
Other (expense) income	(74,719)	547,008
Total other expense, net	(2,238,938)	(632,711)
Net loss	(11,071,453)	(13,582,895)
Less: Net (loss) income attributable to non-controlling interest in consolidated VIE	(666,757)	762,736
Net loss attributable to Groundfloor Finance Inc.	$(10,404,695)	$(14,345,631)

Revenue, net

Revenue, net for the years ended December 31, 2025 and 2024 was $27.7 million and $16.1 million, respectively, an increase of $11.7 million or 72.6%. The Company facilitated the origination of 1,182 and 981 developer loans during the years ended December 31, 2025 and 2024, respectively. Origination fees and loan servicing revenue were earned related to the origination of these developer loans. Origination fees are determined by the term and credit risk of the developer loan and range from 1.0% to 10.0%. The fees are deducted from the loan proceeds at the time of issuance. Loan servicing revenue are fees incurred in servicing the developer’s loan. Net interest income was earned on loans to developers outstanding during the period, less interest expense on limited recourse obligations. Interest expense was incurred on the Company’s notes payable during the period. Groundfloor expects operating revenue to increase in future periods as its loan application and processing volume are expected to increase.

Gross Profit

Gross profit for the years ended December 31, 2025 and 2024 was $23.9 million and $13.4 million, respectively, an increase of $10.5 million or 78.4%. The increase in gross profit was due to an increase in net interest income on loans to developers due to $6.1 million of interest write offs in the prior year, combined with the effect of electing the fair value option on loans to developers originated in 2025, which resulted in the recognition of origination fees in the period the loans to developers originated, rather than deferring and amortizing origination income, resulting in an increase of $7.0 million. Additionally, servicing revenue increased by $2.9 million primarily due to increased recoverable asset management costs during the year. The increases were offset by a $7.1 million increase in interest expense on notes during the year. Cost of revenue consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. Groundfloor expects gross profit to increase as its loan application and processing volume increases.

General and Administrative Expense

General and administrative expense for the years ended December 31, 2025 and 2024 were $12.0 million and $10.7 million, respectively, an increase of $1.3 million or 12%. General and administrative expenses consist primarily of employee compensation cost, professional fees, consulting fees and rent expense. The increase was driven primarily by an increase in both employee and non-employee compensation costs. Groundfloor expects general and administrative expense will increase due to the planned investment in business infrastructure required to support its growth.

Sales and Customer Support

Sales and customer support expense for the years ended December 31, 2025 and 2024 were $11.9 million and $6.2 million, respectively, an increase of $5.7 million or 92.4%. Sales and customer support expenses consist primarily of employee compensation cost and asset management costs. The increase was primarily due to the increase in asset management servicing costs and commissions. Groundfloor expect sales and customer support expense will continue to increase due to the planned investment in customer acquisition and support required to support its growth.

Development Expense

Development expense for the years ended December 31, 2025 and 2024 were $4.9 million and $5.9 million, respectively, a decrease of $1 million or 16.1%. Development expense consists primarily of employee compensation cost and the cost of subcontractors who work on the development and maintenance of our website and lending platform. The decrease was attributable to efforts to better align personnel resources, which included strategic elimination of roles offset by additions of key personnel and compensation adjustments. Groundfloor expects development expense to increase due to the planned investments in our website and lending platform required to support our technology infrastructure as Groundfloor grows.

Regulatory Expense

Regulatory expense for the years ended December 31, 2025 and 2024 were $1.8 million and $1.0 million, respectively, an increase of $0.7 million or 73.8%. Regulatory expense primarily consists of legal fees and compensation cost required to maintain SEC and other regulatory compliance. The increase is attributable to the Company’s ongoing legal matters in the normal course of business and non-recurring expenses related to corporate initiatives.

Marketing and Promotions Expense

Marketing and promotions expense for the years ended December 31, 2025 and 2024 were $2.1 million and $2.5 million, respectively, a decrease of $0.4 million or 16.0%. Marketing and promotions expense consists primarily of promotional and advertising expense as well as consulting expense and compensation cost. Marketing and promotions expense remained relatively flat as Management maintained marketing and promotional expenses consistent with the prior year. The Company expects marketing and promotions spend to increase in future periods to drive increased investing activity on the Groundfloor platform and continue to acquire new investors.

Interest Expense

Interest expense for the years ended December 31, 2025 and 2024, excluding interest paid on limited recourse obligations, Groundfloor Notes and Yield Notes, was $2.2 million and $1.2 million, respectively, an increase of $1.0 million or 83.4%. Interest expense related to the 2023 Subordinated Convertible Notes and 2023 Mezzanine Subordinated Convertible Notes of $0.8 million and $0.9 million, respectively, were recognized during the years ended December 31, 2025 and 2024. Interest expense related to the 2025 Subordinated Convertible Notes was approximately $1 million and $0, respectively were recognized during the years ended December 31, 2025 and 2024, respectively.

Net Loss

Net loss attributable to the Company for the years ended December 31, 2025 and 2024 was $10.4 million and $14.3 million, respectively, a decrease in net loss of $3.9 million or 27.5%. The decrease in net loss was primarily attributable to the increase in net revenues from $16.1 million to $29.6 million, or 84.3%, partially offset by an increase in operating expenses from $26.4 million to $34.6 million, or 31.4%.

Liquidity and Capital Resources

The audited Consolidated Financial Statements included herein have been prepared assuming that Groundfloor will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The audited Consolidated Financial Statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should Groundfloor be unable to continue as a going concern.

Groundfloor incurred a net loss for the years ended December 31, 2025 and 2024 and has an accumulated deficit as of December 31, 2025, of $64.8 million. Since our inception, Groundfloor has financed our operations through debt and equity financing from various sources. Groundfloor is dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	Year ended December 31
	2025	2024
Operating activities	$(24,560,739)	$(6,213,650)
Investing activities	(55,405,612)	856,143
Financing activities	40,464,616	37,499,434
Net increase in cash	$(39,501,735)	$32,141,927

Net cash flows used in operating activities for the years ended December 31, 2025 and 2024 was $24.6 million and $6.2 million, respectively. Net cash used in operating activities funded salaries, expense for contracted marketing, development and other professional service providers and expense related to sales and marketing initiatives.

Net cash flows provided by (used in) investing activities for the years ended December 31, 2025 and 2024 was ($55.4) million and $0.9 million, respectively. Net cash provided by (used in) investing activities primarily represents loan payments to developers offset by the repayment of loans to developers.

Net cash flows from financing activities for the years ended December 31, 2025 and 2024 was $40.4 million and $37.5 million, respectively. Net cash provided by financing activities primarily represents proceeds from the issuance of Groundfloor Notes, Stairs Notes, and LROs to investors through the Groundfloor Platform, and proceeds from equity and bond offerings, offset by repayments of Groundfloor Notes, Stairs Notes, and LROs to investors. For the year ended December 31, 2025, net cash provided by financing activities includes proceeds from the Company’s warehouse facility and revolver loan, which were entered into in 2025.

From August 2023 to December 2023, the Company issued subordinated convertible notes (the “2023 Subordinated Convertible Notes”) to Investors for total proceeds of $7.6 million. The 2023 Subordinated Convertible Notes bear interest at the rate of 12.5% per annum. The outstanding principal and all accrued but unpaid interest are due and payable on the earlier of August 24, 2025, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $20.0 million (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after six months after the issuance of a 2023 Subordinated Convertible Note, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board.

From August 2023 to December 2023, the Company issued mezzanine subordinated convertible notes (the “2023 Subordinated Convertible Notes”) to Investors for total proceeds of $2.3 million. The 2023 Mezzanine Subordinated Convertible Notes bear interest at the rate of 10.5% per annum. The outstanding principal and all accrued but unpaid interest are due and payable on the earlier of August 24, 2028, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $20.0 million (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after six months after the issuance of a 2023 Mezzanine Subordinated Convertible Note, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board.

From January 2025 to May 2025, the Company issued subordinated convertible notes (“2025 1.5-year Subordinated Convertible Notes”) to investors for total proceeds of $9,189,000. The 2025 1.5-year Convertible Notes bear interest at the rate of 11.0% - 11.5% per annum. The 2025 1.5 -year Subordinated Convertible Notes pay all accrued but unpaid interest to the investor each month. The outstanding principal and all accrued but unpaid interest is due and payable on July 31, 2026, such that the 2025 1.5-year Subordinated Convertible Notes shall be repaid the earlier of July 31, 2026, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (“2025 1.5-year Subordinated Convertible Notes Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 (“2025 1.5-year Subordinated Convertible Notes Qualified Preferred Financing”) prior to the 2025 1.5-year Subordinated Convertible Notes Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after June 30, 2025, the investor may elect to convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board.

From August 2025 to December 2025, the Company issued subordinated convertible notes (“2025 2-year Subordinated Convertible Notes”) to investors for total proceeds of $9,040,964. The 2025 2-year Convertible Notes bear interest at the rate of 11.5% per annum. The 2025 2-year Subordinated Convertible Notes pay all accrued but unpaid interest to the investor each month. The outstanding principal and all accrued but unpaid interest is due and payable on July 31, 2027, such that the 2025 2-year Subordinated Convertible Notes shall be repaid the earlier of July 31, 2027, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (“2025 2-year Subordinated Convertible Notes Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 (“2025 2-year Subordinated Convertible Notes Qualified Preferred Financing”) prior to the 2025 Subordinated Convertible Notes Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after January, 2026, the investor may elect to convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board.

In January 2024, the Company launched an offering of its B-3 Preferred Stock (the “2024 B-3 Preferred Stock Offering”) on its platform, limited to existing shareholders. The Company offered shares of its B-3 Preferred Stock at $46 per share. As a result of the offering the Company received gross proceeds of $667,138 in exchange for the issuance of 15,413 shares of Series B-3 Preferred Stock.

In 2024, certain holders of the 2023 Mezzanine Subordinated Convertible Notes elected to convert their holdings into common stock, at the discretion of the noteholder. Pursuant to the terms of the contractual agreement, Noteholders converted approximately $0.2 million in principal and $0.01 million in accrued interest into 6,414 shares of common stock at a conversion price of $39.51, a 10% discount to the per share price of common stock at the time of conversion.

In 2025, certain holders of the 2023 Subordinated Convertible Notes elected to convert their holdings into common stock. Pursuant to the terms of the contractual agreement, Noteholders converted approximately $0.4 million in principal and $0.1 million in accrued interest into 8,925 shares of common stock at a conversion price of $45, a 10% discount to the per share price of common stock at the time of conversion.

In 2025, certain holders of the 2023 Subordinated Convertible Notes elected to extend their maturity date to December 2025, in exchange for a 15% interest rate for the extended period between August 2025 and December 2025. Noteholders elected to extend the maturity date of approximately $1.3 million in principal and were paid approximately $0.06 million in accrued interest during the extension period.

In August 2025, the Company repaid the remaining principal of $6,006,179 and accrued but unpaid interest of $1,789,294 related to the 2023 Subordinated Convertible Notes.

The Company repaid quarterly installments of the 2023 Mezzanine Subordinated Convertible Notes in April 2024, July 2024 and October 2024, January 2025, April 2025, July 2025, and October 2025, repaying noteholders approximately $0.98 million in aggregate, consisting of $0.64 million in principal and $0.34 million of interest.

From September to December 2024, the Company launched and offering of its B-3 Preferred Stock (the “Republic Offering”) offering shares under Regulation CF, using a third party, Republic, to facilitate the offering. The Company offered shares of its B-3 Preferred Stock at $50 per share. As a result, the company received gross proceeds of $1,147,425, less offering costs of $111,191, in exchange for the issuance of 24,638 shares of Series B-3 Preferred Stock.

In December 2024, the Company completed the issuance of $57,986,000 Class A mortgage-backed notes (“Class A Notes”) through a newly created entity, Groundfloor Mortgage Trust. The Class A Notes have a stated maturity date of December 2027 and are secured by the Loans of the Issuer. The Company holds the responsibility to repay the Class A Note holders. The Company will collect repayments on the underlying Loans that are collateral of the Class A Notes and remit those repayments to the Issuer. The underlying Loans have maturity dates through October 2025. The interest rate on the Class A Notes is 7.387% and payments on the Class A Notes are made on the 25th of each month beginning in January 2025. The stated final payment date of the Notes will be in December 2027. The Company recognized $1,570,404 of debt offering costs, which have been deferred and will be amortized over the term of the Class A Notes.

In May 2025, the Company completed the issuance of $62,063,000 Class A mortgage-backed notes (“2025 Class A Notes”) through a newly created entity, Groundfloor Mortgage Trust 2025-1 (“2025-1 Issuer”). The 2025 Class A Notes have a stated maturity date of May 2028 and are secured by the Loans of the Issuer. The Company holds the responsibility to repay the Class A Note holders. The Company will collect repayments on the underlying Loans that are collateral of the Class A Notes and remit those repayments to the Issuer. The underlying Loans have maturity dates through September 2026. The interest rate on the Class A Notes is 7.371% and payments on the Class A Notes are made on the 25th of each month beginning in June 2025. The stated final payment date of the Notes will be in May 2028. The Company recognized $1,428,082 of debt offering costs, which have been deferred and will be amortized over the term of the Class A Notes.

In 2025, the Company launched an offering of its common stock (the “2025 Common Stock Offering”) limited to existing shareholders. The Company offered shares of common stock at $55 per share, with a minimum investment of $550, or 10 shares of common stock. As a result of the offering, the Company received gross proceeds of approximately $226,325 in exchange for the issuance of 4,115 shares of common stock.

Groundfloor has incurred losses since its inception, and Groundfloor expects it will continue to incur losses for the foreseeable future. Groundfloor requires cash to meet its operating expenses and for capital expenditures. To date, Groundfloor has funded its cash requirements with proceeds from its convertible note and preferred stock issuances. Groundfloor anticipate that it will continue to incur substantial net losses as it grows the Groundfloor Platform. Groundfloor does not have any committed external source of funds, except as described above. To the extent our capital resources are insufficient to meet its future capital requirements, Groundfloor will need to finance its cash needs through public or private equity offerings or debt financings. Additional equity or debt financing may not be available on acceptable terms, if at all.

Plan of Operation

Prior to September 2015, Groundfloor’s operations were limited to issuing Georgia Notes solely in Georgia to Georgia residents pursuant to an intrastate crowdfunding exemption from registration under the Securities Act and qualification under Georgia law. On September 7, 2015, the SEC qualified Groundfloor’s first offering statement on Form 1-A covering seven separate series of LROs corresponding to the same number of Projects in eight states and the District of Columbia. Subsequently, Groundfloor has not issued, and do not intend to issue in the future, any additional Georgia Notes. Since that time, Groundfloor has qualified two additional offering statements on Form 1-A in addition to an offering statement on Form 1-A qualified for GRE 1, its wholly-owned subsidiary, in each case under Tier 1 of Regulation A. In January 2018, Groundfloor’s offering statement relating to the offer and sale of limited recourse obligations (the “LRO Offering Circular”) was qualified by the SEC under Tier 2 of Regulation A, raising the annual aggregate amount of LROs which Groundfloor may offer and sell to $75 million, less any other securities sold by Groundfloor under Regulation A. Groundfloor has filed, and intends to continue to file, post-qualification amendments to the LRO Offering Circular on a regular basis to include additional series of LROs. Groundfloor expects to expand the number of states in which Groundfloor offers and sells LROs during the next 12 months. With this increased geographic footprint, Groundfloor expects that the number of borrowers and corresponding investors, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

As the volume of Groundfloor loans and corresponding offerings increase, Groundfloor plans to continue the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until Groundfloor reaches profitability and becomes cash-flow positive, which Groundfloor does not expect to occur before 2026. Future equity or debt offerings by Groundfloor will be necessary to fund the significant investments in website development, security, investor sourcing, loan processing and marketing necessary to reach profitability.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we had no off-balance sheet arrangements. Further, we have not guaranteed any obligations of unconsolidated entities, nor do we have any commitment or intent to provide funding to any such entities.

EXHIBITS

Exhibit Index

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
1.1	Agreement dated February 14, 2020, by and between Groundfloor Finance Inc. and SI Securities, LLC		1-A	024-11188	1.1	April 3, 2020

2.1	Form of Groundfloor Finance Inc. Fifth Amended and Restated Articles of Incorporation		1-A POS	024-12013	2.1	November 12, 2024

2.2	Groundfloor Finance Inc. Bylaws		1-A/A	024-10440	2.2	July 1, 2015

3.1	Amended and Restated Investors’ Rights Agreement		1-A/A	024-10496	3.1	November 25, 2015

3.2	Form of Preferred Stock Voting Agreement		1-A/A	024-10758	3.2	February 7, 2018

3.3	Common Stock Voting Agreement		1-A/A	024-10758	3.3	February 7, 2018

3.4	Common Stock Subscription Agreement		1-A/A	024-10758	3.4	February 7, 2018

4.1	Form of Series B Stock Subscription Agreement		1-A/A	024-11188	4.1	June 8, 2020

4.2	Form of Series B Stock Investors’ Rights Agreement		1-A/A	024-11188	4.2	June 8, 2020

6.1	Executive Employment Agreement with Brian Dally dated November 19, 2014		1-A/A	024-10440	6.1	July 1, 2015

6.2	Executive Employment Agreement with Nikhil Bhargava dated November 19, 2014		1-A/A	024-10440	6.2	July 1, 2015

6.3	2013 Stock Option Plan		1-A/A	024-10440	6.6	July 1, 2015

6.4	Option Award Agreement for Michael Olander Jr.		1-A/A	024-10440	6.8	July 1, 2015

6.5	Option Award Agreement for Richard Tuley		1-A	024-10488	6.11	October 7, 2015

6.6	Option Award Agreement for Bruce Boehm		1-A	024-10488	6.12	October 7, 2015

6.7	Series Seed Preferred Stock Purchase Agreement		1-A/A	024-10440	3.1	July 1, 2015

6.8	Series A Preferred Stock Purchase Agreement		1-A/A	024-10496	6.18	November 25, 2015

6.9	Right of First Refusal and Co-Sale Agreement		1-A/A	024-10496	6.19	November 25, 2015

6.10	Promissory Note and Security Agreement, as amended		1-A POS	024-10496	6.10	October 18, 2017

6.11	Loan Purchase Agreement with Harvest Residential Loan Acquisition, LLC		1-A POS	024-10758	6.11	February 7, 2018

6.12	Servicing Agreement with Harvest Residential Loan Acquisition, LLC		1-A POS	024-10758	6.12	February 7, 2018

6.13	Amended and Restated Credit Agreement, dated April 4, 2018 by and among Groundfloor Holdings GA, LLC and ACM Alamosa DA LLC		1-A/A	024-11188	6.13	June 15, 2020

6.14	2024 Stock Option Plan		1-K	24R-00003	6.14	March 31, 2025

8.1	Escrow Agreement by and among Groundfloor Finance Inc., SI Securities, LLC, and The Bryn Mawr Trust Company of Delaware		1-A/A	024-11188	8.1	June 8, 2020

10.1	Power of attorney		1-A/A	024-11188	10.1	June 15, 2020

11.1	Consent of Cherry Bekaert LLP	X

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on March 31, 2026.

GROUNDFLOOR FINANCE INC.

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary and Acting Chief Financial Officer

This report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2026
Brian Dally

/s/ Nick Bhargava	Executive Vice President, Secretary, Acting Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 31, 2026
Nick Bhargava

*	Director	March 31, 2026
Yair Goldfinger

*	Director	March 31, 2026
Bruce Boehm

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact